Form 1
Page 1
Execution Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY):

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
   11 Wall Street, New York, NY 10005
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

SEC
Mail Processing
Section
DEC 08 2016
Washington DC
412

Securities and Exchange
DEC 08 2016
RECEIVED



16019722

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof are current, true, and complete.

Date: December 7, 2016 (MM/DD/YY) NYSE Arca, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 7th day of December (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires 6/18/2018 County of Kings State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

TIWANA BRADDOX
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
NO. 01BR5059581

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE ARCA, INC.

December 2016

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE Arca, Inc.

December 2016

EXHIBIT F

A complete set of NYSE Arca, Inc.'s forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE Arca Options

Options Trading Permit Short Form Application

NYSE Arca
Short Form OTP Membership Application and Agreement

To qualify for Short Form Options Trading Permit (OTP) Membership on NYSE Arca, the applicant must be an approved NYSE Arca Equities Trading Permit (ETP) Holder. Current ETP Holder applicants are eligible for expedited approval. To apply, please complete and submit this Short Form Application, Membership Agreement, Clearing Letter of Consent, User Agreement, and the Registered Trader and Nominee Application to:

NYSE Arca, Inc.
Attn: Client Relationship Services
Email: crs@nyse.com

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: __________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: __________________

Email: ______________________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: __________________

Email: ______________________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: __________________

Email: ______________________

Head of Options Clearing

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: __________________

Email: ______________________

Head of Options Connectivity

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: __________________

Email: ______________________

Head of Options Trading

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: __________________

Email: ______________________

SECTION 1 – Short Form OTP Membership Application

Short Form Eligibility:

☐ Applicant is currently a member in good standing of NYSE Arca Equities

General Information

Name of Applicant Broker-Dealer: ______________________

Business Address: ______________________

City: ______________ State: ______ Zip Code: ______

Business Phone: ______________ Fax: ______________

Email: ______________________

Web Address, if any: ______________________

CRD Number: ______________

NYSE Arca Equities ETP ID: ______________

Designated Examining Authority: ______________

Contact Information

Contact Name: ______________________

Job Title / Position ______________________

Phone: ______________ Fax: ______________

Email: ______________________

Type of Business to be Conducted With Options Trading Permit (Check all that apply)

☐ Market Maker

☐ Floor Broker

☐ Clearing Services

☐ Other______________________

☐ Public Customer Business

☐ Proprietary and/or Agency Trading

☐ Order Service Firm

All individual applicants must complete the Registered Trader and Nominee Application available at https://www.nyse.com/publicdocs/nyse/markets/arca-options/NYSE_Arca_Options_Registered_Trader_and_Nominee_Application.pdf

SECTION 2 – Membership Agreement

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca

Applicant Broker-Dealer: ______________________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor: ______________________________ Date: ____________________

Print Name: ______________________________ Title: ____________________

SECTION 3 – Clearing Letter of Consent

Notice of Consent – To be completed by Clearing OTP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved OTP Holder of NYSE Arca, Inc.

The undersigned Clearing OTP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

Applicant Broker-Dealer ____________________ CRD# and/or SEC File# ____________________

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Rules and may be relied upon by NYSE Arca, Inc., the NSCC, the OCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing OTP Holder.

____
Clearing OTP Holder (Broker-Dealer Name)

____
Clearing OTP Holder (OCC Clearing #)

____
Clearing OTP Holder (NSCC Clearing #)

Signature of Authorized Officer, Partner or Managing Member of Clearing OTP Holder	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of OTP Holder
Print Name / Title	Print Name / Title
Date	Date

NYSE Arca, Inc.

User Agreement

SECTION 4 – User Agreement

This User Agreement, with an Effective Date as of the date executed by NYSE Arca, Inc. ("NYSE Arca"), is made between NYSE Arca, a Delaware corporation, with its principal offices located at 11 Wall Street, New York, NY 10005 and the User, as identified below. NYSE Arca operates a market for options (the "Platform"). NYSE Arca shall provide User with access to the Platform pursuant to the terms of this User Agreement. Use of the Platform is governed by the Rules and this User Agreement.

User: ______________________________

Business Address: ______________________________

Corporate Form: ______________________________

State of Incorporation: ______________________________

Telephone: ______________ Primary Contact: ______________

Email: ______________

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Permit" means an Options Trading Permit issues by NYSE Arca for effecting approved securities transactions on the Platform.

(c) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(d) "Information" has the meaning set forth in subsection 6(a).

(e) "Rules" means NYSE Arca's operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(f) "User" means the entity, other than NYSE Arca, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE Arca grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform.

SECTION 4 – User Agreement (Continued

(b) Restrictions on Use; Security. User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer or agent. User accepts full responsibility for its employee's, customers' and agent's use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. User grants to NYSE Arca a perpetual, non-exclusive, world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents. User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE Arca to perform all of its obligations under this User Agreement and that may be required for User's and NYSE Arca's use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE Arca: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will note violate any applicable law, regulation or the Rules.

Notwithstanding the rest of subsection 2(c), unless otherwise required by law, regulation or governmental authority, Rules or as otherwise agreed to by User, NYSE Arca shall not make information and data supplied by User available outside of the Intercontinental Exchange, Inc. ("ICE") group of companies (other than to their directors or professional advisors pursuant to a non-disclosure agreement) in a manner that would reasonably be expected to directly or indirectly identify User as the source of that information or data.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

3. Compliance

(a) Compliance with the Rules and Law. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will only use the Platform in compliance with the Rules; (iii) it is and will remain responsible for its use of the Platform and the use of the Platform by any of its employees, customers and agents; (iv) it will maintain and keep current a list of all Authorized Traders who may obtain access the Platform on behalf of the User; and (v) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform. User represents and warrants that it will comply with all applicable laws and regulations

SECTION 4 – User Agreement (Continued

(b) Monitoring. NYSE Arca may monitor the User's use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE Arca and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, arising from or as a result of User's breach of its obligations under this User Agreement or otherwise from its use of the Platform. NYSE Arca may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE Arca, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE Arca or increase the obligations assumed by NYSE Arca under this User Agreement, and 2) which does not include an unconditional release of NYSE Arca by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE Arca to continue or support any aspect of the Platform in its current form or previous forms. NYSE Arca may from time to time make additions, deletions or modifications to the Platform. NYSE Arca may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE Arca may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE Arca or its licensors. User shall attribute the source as appropriate under all circumstances.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform incorporate confidential and proprietary information developed, acquired by or licensed to NYSE Arca, including confidential information of NYSE Arca or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). The receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE Arca. User consents to NYSE Arca disclosing: (i) Information in accordance with its regulatory obligations, and (ii) ICE and any affiliates of NYSE Arca or ICE.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

7. Disclaimer of Warranty

THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM BY NYSE ARCA OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE ARCA OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE ARCA IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE ARCA IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRASACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE ARCA AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM OR ITS USE. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

SECTION 4 – User Agreement (Continued

9. No Consequential Damages

NYSE ARCA AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM THE PERFORMANCE OF THEIR OBLIGATIONS UNDER THIS USER AGREEMENT, WHETHER LIABILITY IS BASED ON BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE Arca may terminate this User Agreement immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE Arca determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE Arca determines that continued provision of access will contravene any local, state, federal or international law or regulation, (v) NYSE Arca is notified that User is no longer a Permit Holder in good standing with NYSE Arca Equities or otherwise is no longer authorized to access the Platform, or (vi) termination of, expiration of or suspension of services under User's Common Access Point ("CAP") Agreement or Connectivity Questionnaire, as applicable. Either party may terminate this User Agreement for convenience upon thirty (30) days' written notice to the other party. Upon the termination of this User Agreement for any reason, all rights granted to User under this User Agreement cease. The provisions of Sections and subsections 2(c), 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement does not relieve User of any obligations incurred through its use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement or any of its rights or obligations under this User Agreement without NYSE Arca's prior approval. NYSE Arca may assign or transfer this User Agreement or any of its rights or obligations under this User Agreement to a related or unrelated party upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE Arca's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE Arca at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with the Rules, all agreements required by the Rules and all other agreements entered into related to User's access or use of the Platform constitute the entire agreement between the parties with respect to use of the Platform.

(b) This User Agreement is governed by and construed under the laws of the State of New York, without regard to choice of law principles. All controversies or claims that are subject to arbitration under the Rules must be submitted to arbitration in New York, New York pursuant to the applicable Rules. This requirement for arbitration does not prevent NYSE Arca for any reason or either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction. If the Rules do not require arbitration for a controversy or claim, then the parties agree that the controversy or claim arising out of or relating to this User Agreement or the breach of this User Agreement must be tried in a court of competent jurisdiction in the State and County of New York, and the parties consent to the exclusive personal jurisdiction of these courts. Nothing in this section 13(b) limits the right of NYSE Arca to commence proceedings against a non-U.S. User in any other court of competent jurisdiction in which the non-U.S. User is located. User may not bring an action arising out of this User Agreement or any claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(c) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(d) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(e) From time to time, NYSE Arca may use or refer to User in advertising, publicity, promotional, marketing or other materials, media or activities, and User grants NYSE Arca a limited license to use User's name, trade name, trademark, service mark, log and any other designation in connection with this use.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE Arca's affiliates for the purposes of section 3(d), there are no third party beneficiaries to this User Agreement.

(i) NYSE Arca may, in its sole discretion, amend any provision of this User Agreement by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE Arca. The User expressly agrees that this provision is a condition of the User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE Arca at all times.

SECTION 4 – User Agreement (Continued

(j) NYSE Arca may further amend the provisions of this Agreement by notice. The amendment to this User Agreement contained within this notice will be effective one (1) month subsequent to receipt of the notice by the User, unless the User raises a substantive objection to the amendment before the effective date of the amendment. If the User raises a subsequent objection prior to the effective date of the amendment, then NYSE Arca may suspend the User's access to the Platform from the effective date of the amendment until the time that the User has confirmed its acceptance of the relevant amendment in writing to NYSE Arca. In the event that the User has not signified its acceptance of the amendment in writing to NYSE Arca by the date six (6) months subsequent to the effective date of the amendment, then NYSE Arca reserves the right to terminate this User Agreement on one (1) month's notice to the User.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE Arca to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE Arca to User in connection with this Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE Arca or an affiliate of NYSE Arca of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:		Accepted on behalf of NYSE Arca, Inc.:	
______________________			
(Company Name)			
By (Signature):	______________	By (Signature):	______________
Name:	______________	Name:	______________
Title:	______________	Title:	______________
Date:	______________	Date:	______________

With Notices To:

User Name:	______________	NYSE Arca, Inc.
Contact Name:	______________	Attention: Client Relationship Services
Address:	______________	353 N. Clark St., 31st Floor
City, State, Zip:	______________	Chicago, IL 60654
Email:	______________	crs@nyse.com

NYSE Arca Options

Floor Broker Letter of Authorization Revocation

To: NYSE Arca Client Relationship Services Department

From: ______________________________
OTP Clearing Member

Effective Date: ______________________________ (Close of Business)

Please be informed that the Letter of Authorization issued for the following Floor Broker has been revoked effective on the above date.

____
OTP Firm Name

____
Floor Broker Name Symbol

____
Authorized Signature – Clearing Member

____
Printed Name Title

Revised May 2012

NYSE Arca Options

Market Maker Letter of Guarantee Revocation

To: NYSE Arca Client Relationship Services Department

From: ______________________________
Clearing Member

Effective Date: ______________________________ (Close of Business)

Please be informed that the Letter of Guarantee issued for the following Market Maker has been revoked effective on the above date:

____
Firm Name

____
Market Maker Name

____
Market Maker Symbol

______________________________ ______________________________
Authorized Signature Date
Clearing Firm

______________________________ ______________________________
Print Name Title

Updated March 2014

NYSE Arca Options

TERMINATION OF ORDER SENDING & CLEARING FIRM

To: NYSE Arca Client Relationship Services Department

From: ______________________________
OTP Member Firm

Re: ______________________________
OTPID **Acronym(s)**

Type of OTP:

☐ Clearing Firm ☐ Order Sending Firm

Date of Termination:______________________(Close of Business)

☐ Temporary Termination (1-120 days)

– Date of Return: ______________________

☐ Permanent Termination

____
Authorized Signature of OTP Firm **Date**

Checklist for Terminating an OTP Order Sending & Clearing Firm

1. OTP holders must notify the Exchange no later than one (1) business day in advance of the proposed termination date.

2. Temporary terminations cannot exceed 180 days.

NYSE Arca Options

TERMINATION OF MARKET MAKER

To: NYSE Arca Options Client Relationship Services Department

From: ____
Clearing Member

Date of termination: ______________________ (Close of Business)

☐ Temporary Termination (1 to 120 days) *

– Date of Return: ______________________________

☐ Permanent Termination**

Market Maker: ______________________ Acronym(s): ____________

OTP Firm:__________________________

The Clearing Member will continue to accept full financial responsibility for all Exchange options transactions (as defined in NYSE Arca Rule 6.36) made in the account of the above-specified Market Maker, until such time as all positions in the account have been liquidated and a Letter of Guarantee Revocation has been issued and accepted by the Exchange.

______________________________ ____________
Authorized Signature of Clearing Member Date

______________________________ ____________
Print Name Title

* *OTP holders(OTP) must notify the Exchange no later than one (1) business day in advance of the proposed temporary termination date. A temporary termination cannot exceed 180 days.*

Trade activity in a market maker account that is subject to a Temporary Termination must be limited to "closing only" transactions. Closing only shall generally mean submission of orders for the purpose of closing positions or reducing risk. Trade activity in terminated accounts may be subject to regulatory review.

** *A Letter of Guarantee Revocation is required to be filed with the NYSE Arca Client Relationship Services Department after all accounts have cleared.*

Revised January 2013

NYSE Arca Options
Floor Broker Letter of Authorization
For FLEX Equity Options

This Letter of Authorization is made as of ________________________ , 20 ________________________

by ____ "Clearing Member"

In respect of ____ "Floor Broker"

WHEREAS Floor Broker is an OTP Holder of NYSE Arca ("Exchange"), and Clearing Member is an OTP Firm of the Exchange and a member of the Options Clearing ("Clearing Corporation"); and

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to NYSE Arca Rule 6.44, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the Clearing Corporation by Clearing Member, and

WHEREAS Floor Broker has requested Clearing Member to issue a Letter of Authorization for Floor Broker;

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, and in order to induce the Exchange to approve Clearing Member's issuance of a Letter of Authorization to Floor Broker, the Clearing Member hereby agrees, for the benefit of Clearing Corporation and the Exchange, and their respective members, that Clearing Member shall accept full financial responsibility for the clearance of the Exchange options transactions in FLEX Equity Options (as defined in NYSE Arca Rule 6.1(b)(6) and 5.32) made by Floor Broker when the name of Clearing Member is given up.

This Letter of Authorization shall remain in effect until a written notice or revocation has been filed with the Exchange and has been posted on the bulletin board of the Options Trading Floor of the Exchange. If such written notice has not been posted for a least one hour prior to the opening of trading on a particular business day on the options floor of the Exchange, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day first above written.

Print name of Floor Broker	Print name of Clearing Member
Authorized Signature of Floor Broker	Authorized Signature of Clearing Member
Symbol	Title

NYSE Arca Options
Floor Broker's Letter of Authorization

This Letter of Authorization is made as of ______________________, 20______ by ____________________ the "Clearing Member" in respect of _________________________ the "OTP Firm" on behalf of ____________________ the "Floor Broker"

WHEREAS Floor Broker is an OTP Holder of NYSE Arca ("Exchange") and nominee of an OTP Firm;

WHEREAS Clearing Member is an OTP Firm of the Exchange and member of Options Clearing Corporation ("OCC");

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to NYSE Arca Rule 6.44, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the OCC by Clearing Member; and

WHEREAS OTP Firm has requested Clearing Member to issue a Letter of Authorization for Floor Broker.

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the Clearing Member hereby agrees, for the benefit of OCC and the Exchange, and their respective members, that Clearing Member shall accept full financial responsibility when the name of Clearing Member is given up:

- ☐ For the clearance of all Exchange options transactions by Floor Broker*
- ☐ For the clearance of all Flex Options transactions made by Floor Broker*

**Check all that apply.*

This Letter of Authorization shall remain in effect until a written notice or revocation has been filed with the Exchange. If such written notice has not been posted for a least one hour prior to the opening of trading on a particular business day on the options floor of the Exchange, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day and year above written.

____
Print Name of Authorized Signatory of Floor Broker's OTP Firm

____
Signature of Authorized Signatory of Floor Broker's OTP Firm

____
Print Name of Clearing Member

____
Print Name of Authorized Signatory of Clearing Member

____
Signature of Authorized Signatory of Clearing Member

NYSE Arca Options

MARKET MAKER LETTER OF GUARANTEE

Pursuant to NYSE Arca Rule 6 and 5.32

Dear Market Maker:

You have represented to the undersigned Clearing Member, a member of the Options Clearing Corporation, that you are a registered market maker pursuant to Rule 6.33 of the Rules of NYSE Arca. You have requested the undersigned Clearing Member to issue a Letter of Guarantee for you in order to enable you to meet the requirements of NYSE Arca Rule 6.36.

In response to your request, the undersigned Clearing Member hereby agrees to accept full financial responsibility:

- ☐ For all Exchange options transactions [as defined in NYSE Arca Rule 6.1(a)(6)] made by you*
- ☐ For all Flex Options transactions [as defined in NYSE Arca Rule 5.32] made by you*

**Check all that apply.*

This letter shall be deemed to be a Letter of Guarantee pursuant to NYSE Arca Rule 6.36 and may be relied upon by the NYSE Arca, the Options Clearing Corporation and their respective members. This Letter of Guarantee shall be subject to the NYSE Arca Rules as amended from time to time, and shall remain in effect until revoked in accordance with the NYSE Arca.

Accepted and agreed to this ______ day of __________, 20 ___.

Clearing Firm Name	OTP Firm Name
Clearing Member Representative (Please Print)	Market Maker (Please Print)
Authorized Signature of Clearing Member	Authorized Signature of Market Maker
	Symbol of Market Maker

Clearing member authorization for electronic collection of NYSE Arca invoices for the above symbol:

Name on OCC Account ____

OCC Account Number__________________

Revised November 2012

NYSE Arca Options

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without proper identification, fingerprint clearance, U-4 and CRD registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

GENERAL INFORMATION

Name of Applicant: ______________________ Applicant CRD#: ______________

Member Firm: ______________________ Member Firm CRD#: ______________

Business Address: ____

City: ______________ State: __________ Zip: ______________

Member Firm Contact: ______________________ Title: ______________

Phone: ______________________ Email: ______________

APPLICANT PERSONAL INFORMATION

Home Address: ____

City: ______________ State: __________ Zip: ______________

Member Firm Contact: ______________________ Title: ______________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS TO BE CONDUCTED

☐ Trade Support Clerk ☐ Floor Employee

All individuals requesting access to the NYSE Arca Options Floor must register as ("FE") on WebCRD

APPLICATION CHECKLIST

☐ A Form U-4 requesting ("**FE**") registration has been submitted to FINRA through WebCRD

☐ A Fingerprint Card has been submitted to FINRA

APPLICANT ACKNOWLEDGEMENT

I authorize NYSE Arca, Inc. and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release NYSE Arca, Inc., its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Signature of Applicant: ______________________ Date: ______________

OTP FIRM ACKNOWLEDGEMENT

I hereby certify that ______________ (Name of Applicant) Is authorized to enter into the NYSE Arca Options trading floor as

referenced above, on behalf of this OTP Firm ______________ (Name of OTP Firm).

Start Date: ______________

Authorized Signature: ______________________ Date: ______________

Revised April 2014

OTP Request Form

This form should be used to request an Options Trading Permit ("OTP") and to assign that OTP to a nominee of an OTP Firm. This form designates an OTP Firm's nominee as an OTP Holder on behalf of that firm, and must be executed prior to the commencement of trading of that nominee. This form must be approved by NYSE Arca's Client Relationship Services Department. A separate form must be executed for each OTP Holder.

Please issue ________________________________ **("OTP Firm")**
(name of OTP Firm)

______ **Options Trading Permit(s), effective** ________________ **(open of business).**
(number of OTPs being requested) ***(effective date)***

(This)/(these) OTP(s) will be held in the name of

__________________________ **("OTP Holder"), hereby established as an OTP Holder, until further notice.**
(name of nominee)

☐ (This is a) / (these are) new or additional OTP(s) of the OTP Firm
☐ (This is an) / (these are) existing OTP(s) of the OTP Firm; this form is being executed to assign said OTP(s) to the above referenced OTP Holder.

Type of Business activity to be conducted with this/these OTP(s):

☐ Lead Market Maker (LMM) ☐ Remote Market Maker (RMM) ☐ Floor Market Maker (FMM)

☐ Clearing Services ☐ Proprietary and/or Agency Trading

☐ Floor Broker (FB) - If Floor Broker (FB) is checked, do you require a LiquidPoint Login? ☐ Yes ☐ No

The OTP Firm acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on NYSE Arca, all obligations owed to NYSE Arca or any subsidiary of NYSE Arca, the payment of all NYSE Arca fees and charges, and all obligations accruing in the course of the OTP Firm's and the OTP Holder's NYSE Arca business.

The OTP issued pursuant to NYSE Arca's acceptance of this form will be associated with the OTP Firm until terminated pursuant to the termination provisions delineated in NYSE Arca Rule 2.22(a).

Signature of OTP Holder: ____

Telephone Number of OTP Holder: ____________________ ***Email Address:*** ____________________

Authorized Signature for OTP Firm: ____

Print Name of Authorized Signatory: ____

Telephone Number of Authorized Signatory: ____________________ ***Email Address:*** ____________________

Date: ________________

Clearing member authorization for electronic collection of NYSE Arca invoices for this OTP:

Name of Clearing Firm ______________________________

OCC Account Number______________________________

NYSE Arca Options

Registered Trader & Nominee Application

REGISTERED TRADERS

Each Applicant is required to register employees, nominees and associated persons in accordance with NYSE Arca rules. Pursuant to these Rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 2.23. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to the Central Registration Depository ("Web CRD®") for review by NYSE Arca. Registration categories include, but are not limited to, the following:

- **MM** – Market Maker Authorized Traders of the Applicant (Series 57 prerequisite)
- **FB** – Floor Broker (Series 57 prerequisite)

APPLICANT FIRM INFORMATION

Firm Name: ______________________ CRD: ______________

Type of Business: ______________________

Contact Name: ______________________ Title: ______________

Phone: ______________ Email: ______________

REGISTERED TRADER / NOMINEE INFORMATION

Name of Applicant: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

- ☐ Lead Market Maker (LMM)
- ☐ Remote Market Maker (RMM)
- ☐ Floor Market Maker (FMM)
- ☐ Floor Broker (FB)
- ☐ Market Maker Authorized Trader (MMAT)
- ☐ Office Nominee

APPLICATION CHECKLIST

- ☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©
- ☐ Individual has passed or been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

______________________ ______________________

Signature of Authorized Officer, Partner, Managing Member | Date

______________________ ______________________

Print Name | Title

APPLICANT AGREEMENT

The undersigned applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete

______________________ ______________________

Signature of Applicant | CRD#

______________________ ______________________

Print Name | Title

AP Form

NYSE Arca, Inc.

This Form is to be completed by persons required to be Approved Persons with the Exchange and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the persons seeking Approved Person status ("Applicant") should be familiar with the NYSE Arca, Inc. and NYSE Arca Equities, Inc. (collectively, the "Exchange") Rules, particularly those relating to "Approved Persons," including but not limited to Arca Rule 1.1(c), 2.4, and 2.14, and Arca Equities Rule 1.1(d), 2.3, and 2.13.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the Exchange and FINRA.
    - A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person)
    - The elimination of an existing Approved Person should be provided to the Exchange and FINRA in writing (email is acceptable)
    - Notification of changes should be provided to the Exchange (crs@nyse.com) and FINRA (Q&RNY@finra.org) within 30 days

For Applicants associated with firms seeking NYSE Arca membership, please email a signed and completed copy of the AP Form to Client Relationship Services at crs@nyse.com.

Section I

1. Full Name of the Applicant: ______________________________

2. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

   Member Organization: ______________________________

   Web CRD#: ______________________________

3. Approved Person Status is requested pursuant to the rules of the Exchange because the Applicant is not an ETP/OTP Holder, nor an employee or an Allied Person of a ETP/OTP Firm, and who:

   ☐ is a director of an ETP/OTP Firm
   ☐ *controls* an ETP/OTP Firm
   ☐ beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an ETP/OTP Firm
   ☐ has contributed 5% or more of the partnership capital

4. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   ☐ Yes
   ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at Q&RNY@finra.org.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Arca Rule 1.1(c) and Arca Equities Rule 1.1(d).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: ______________________________ Date: ______________

(A Duly Authorized Executive Officer, Senior Partner, Managing Member or equivalent of the Applicant)

Printed Name: ______________________________

Title: ______________________________

NYSE Arca Options

Lead Market Maker Application

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer applying as a registered Lead Market Maker or amending this form to become a registered Lead Market Maker.

Appointment - on a form or forms prescribed by the Exchange, a registered Market Maker must apply for a Primary Appointment, having the obligations hereunder, and of Rule 6.37, in one or more option classes.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an OTP Firm or any person directly or indirectly controlling, controlled by or under common control with an OTP Firm.

Control – as defined on Form-BD, the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or OTP Firm of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the Broker-Dealer's primary business location.

Direct Owners/Executive Officers – refers to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Eligible Issues – an LMM may be allocated any one or more of the options issues opened for trading at the Exchange.

Financial Arrangement – (1) the direct financing of an OTP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Lead Market Maker ("LMM") – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rule 6.82. Each LMM or nominee thereof must be registered with the Exchange as a Market Maker. Any OTP Holder or OTP Firm registered as a Market Maker with the Exchange is eligible to be qualified as an LMM.

Lead Market Maker OTP – an approved Lead Market Maker with NYSE Arca, Inc. eligible to act as an LMM in options classes.

Market Maker ("MM") – an OTP Holder approved by the Corporation to act as a Market Maker pursuant to NYSE Arca Rule 6.

Market Maker Authorized Trader ("MMAT") – an authorized individual who performs market-making activities pursuant to NYSE Arca Rule 6, on behalf of a OTP Firm or OTP Holder registered as a Market Maker or Lead Market Maker.

NYSE Arca, Inc. ("NYSE Arca", the "Corporation", or the "Exchange") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended.

Quotations – OTP Holders who are registered as Lead Market Makers are required by rules 6.37 and 6.82 to generate and automatically update two-sided market quotations throughout the trading day in each of their appointed series for 90% of the time the Exchange is open for trading in each series.

Self-Regulatory Organization ("SRO") - each national securities exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

APPLICATION PROCESS

Filing Requirements:
Prior to submitting the Application to become a Lead Market Maker, an applicant Broker-Dealer must have completed the Options Trading Permit ("OTP") application, identifying "Market Making" as a business to be conducted on NYSE Arca, Inc. A firm will not be eligible for approval as a Lead Market Maker until after their OTP application, with this indication, is approved.

Checklist:
Applicant OTP must complete and submit all materials as required in the Application Checklist (page 3) to crs@nyse.com.

If you have questions regarding the application, you may direct them to Client Relationship Services:
Email: crs@nyse.com ; Phone: 212-896-2830, Option 5.

Application Process:

- Following submission of the Lead Market Maker Application, and supporting documents, NYSE Arca will review the application for completeness prior to submission to FINRA for review.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Arca or FINRA on behalf of NYSE Arca, will contact the representative of the applicant Broker-Dealer to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the applicant Broker-Dealer will be contacted by NYSE Arca or FINRA on behalf of NYSE Arca for further information.
- NYSE Arca will notify the Applicant in writing of their decision.
- In the event an applicant Broker-Dealer is disapproved by NYSE Arca, the applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.14. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

APPLICATION CHECKLIST	
CHECKLIST FOR BROKER-DEALERS TO BECOME A LEAD MARKET MAKER	
❑	Approved Options Trading Permit (OTP) Application.
❑	Application for Lead Market Maker, All Sections.
❑	Copy of the Applicant's Written Supervisory Procedures ("WSPs") for Market Making on NYSE Arca, Inc.
❑	Financial Documentation • Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable • Most Recent Balance Sheet and Capital Computation • Six Month Profit/Loss Projection • Subordination Agreements, if applicable[2]
❑	Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
❑	All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years.

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.
[2] Required for NYSE Arca-DEA Broker-Dealers only

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________ SEC #: ________________ CRD #: ________________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ____

Business Address: ____

City: ____________________ State: __________ Zip Code: ____________

Business Phone: _________________________ Fax: _________________________

Contact Name: _________________________ Title: _________________________

Phone: _________________________ Email: _________________________

OTP APPROVAL STATUS

☐ Applicant organization is currently an approved Options Trading Permit Holder and Market Maker with NYSE Arca. *

* All Lead Market Maker applicants must be approved OTP Holders and Market Makers with NYSE Arca.

NET CAPITAL

Amount: ______________ As Of Date ______________ FOCUS Report Line Item* ________________

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Cash ☐ Subordinated Loan ☐ Clearing / Good Fait Deposits

☐ Other ________________________

*Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a LMM:____________________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business

☐ Proprietary Trading ☐ Equities Market Maker

☐ Other ________________________

SECTION 2 – INFORMATION FOR LEAD MARKET MAKERS

LMMs are subject to all applicable State and Federal Laws, and the rules promulgated thereunder, as well as the Rules of NYSE Arca. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to, those referenced below. In particular, you should determine whether Rule 6.82 applies to your firm, including reporting requirements.

NYSE Arca Rule 6.82(b): Qualification of Lead Market Makers

(1) Qualification of LMMs. The qualification of LMMs shall be conducted by the Exchange. The LMM Qualification Process is as follows:

(A) Applications for qualification as an LMM shall be general and shall not specify a particular option issue or issues. Applicants for qualification as an LMM may present any matter they wish the Exchange to consider in conjunction with its decision. The Exchange may require that presentation to be solely or partially in writing, and may require the submission of additional information from an applicant, OTP Holder or OTP Firm, or any person associated with an OTP Holder or OTP Firm.

(B) The Exchange may also specify one or more conditions on the applicant in respect to any representations made in the application process, including but not limited to representations regarding capital operations, personnel or technical resources.

NYSE Arca Rule 6.82(c): Obligations of Lead Market Makers

Each LMM must meet the following obligations:

(1) Assure that disseminated market quotations are accurate;

(2) Honor guaranteed markets, including markets required by Rule 6.86 and any better markets pledged during the allocation process;

(3) Generate and automatically update two-sided market quotations with size in all appointed series in accordance with Rule 6.37B (b) through the LMMs own proprietary autoquoting system;

(4) Fulfill general Market Maker obligations under Rule 6.37 and 6.37A;

(5) Be accessible throughout every business day. An LMM shall promptly notify a Trading Official if such LMM shall not be accessible at anytime during the day. The Exchange may designate an approved LMM to act as a back-up LMM in the event such appointed LMM is not accessible;

(6) With respect to trading as a Market Maker, effect trades that have a high degree of correlation with the overall pattern of trading for each series in the option issues involved;

(7) Reserved

(8) Reserved

(9) Promote the Exchange as a marketplace by assisting in meeting and educating market participants and taking the time for travel related thereto;

(10) Maintain communications with member firms in order to respond to suggestions and complaints;

(11) Respond to competition by offering competitive markets and competitively-priced services;

(12) Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more LMMs are associated with each other and deal for the same LMM account, this requirement will apply to such LMMs collectively, rather than to each LMM individually;

(13) Fully satisfy conditions of appointments pursuant to Subsection (b)(1)(B) of this Rule;

(14) Promptly inform the Exchange of any material change in financial or operational condition or in personnel.

SECTION 3 – REQUIRED INFORMATION & AKNOWLEDGEMENT

The undersigned, applying for registration as a Lead Market Maker, accepts full responsibility for having knowledge of and adhering to all applicable rules and regulations governing the trading facility of NYSE Arca, including its subsidiaries and affiliates. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by NYSE Arca Rule 4 and SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered Lead Market Maker firm rather than to each MMAT individually.
2. Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more LMMs are associated with each other and deal for the same LMM account, this requirement will apply to such LMMs collectively, rather than to each LMM individually.
3. The LMM's clearing firm will provide daily equity information to FINRA, acting as agent for NYSE Arca, for LMM cash or liquid asset position review.
4. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA, acting as agent for NYSE Arca, for Market Maker capital compliance review.
5. Provide detailed financial reports and such other operational reports to NYSE Arca or FINRA, acting as agent for NYSE Arca as may be required.
6. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE Arca.
7. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca's rules. Such written procedures shall at all times be available for inspection by staff or agents of NYSE Arca.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

______________________________ ______________________________

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor | Date

______________________________ ______________________________

Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor | Title

AUTHORIZED ACKNOWLEDGEMENT OF THE APPLICANT'S CLEARING FIRM

______________________________ ______________________________

Signature of Authorized Clearing Firm Representative | Date

______________________________ ______________________________

Print Name | Title

______________________________ ______________________________

Clearing Firm Name | Clearing No.

NYSE Arca Options

Options Trading Permit Application

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for Options Trading Permit ("OTP"), an Applicant Broker-Dealer must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist
Applicant Broker-Dealer must complete and submit all applicable materials addressed in the Application Checklist (page 4) to:

crs@nyse.com

Note: All application materials sent to NYSE Arca will be reviewed by NYSE Arca's Client Relationship Services Department for completeness. The applications are submitted to FINRA who performs the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE Arca Rule 2.4. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830 option 5.

Application Process

- Following submission of the Application for Options Trading Permit and supporting documents to NYSE Arca, Inc. ("NYSE Arca"), the application will be reviewed for accuracy and regulatory or other disclosures. NYSE Arca will submit the application to FINRA for overall review and approval recommendation; NYSE Arca Compliance and Regulation complete the final review and approval.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, NYSE Arca will contact the representative of the Applicant to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by NYSE Arca for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Arca for approval or disapproval without delay. NYSE Arca shall post the name of the Applicant Broker-Dealer and its proposed Nominee for a period of three (3) business days in the NYSE Arca Weekly Bulletin.

  - Applicants will be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Options Trading Permit

- All individuals required to be registered with NYSE Arca, pursuant to the Rules, shall file documentation with the Exchange in the manner prescribed in NYSE Arca Rule 2.23 requesting such registration. NYSE Arca does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with NYSE Arca or be approved by NYSE Arca. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- NYSE Arca will promptly notify the Applicant, in writing, of their membership decision.

- An OTP must be activated within six months of approval by NYSE Arca. Applicant Broker-Dealers that have been approved by NYSE Arca are not considered active OTP Firms until an OTP has been placed in the name of a Nominee. Nominees must be approved by NYSE Arca before becoming an OTP Holder on behalf of an OTP Firm. OTP Firms that are off-floor trading firms or provide clearing services on NYSE Arca and are not conducting market maker or floor broker activities are required to designate an "Office Nominee" as its OTP Holder.

- In the event an Applicant is disapproved by NYSE Arca, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.14. A disapproved applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Corporation's decision was mailed to the applicant, file a petition in accordance with the provisions of NYSE Arca Rule 10.14.

APPLICATION CHECKLIST & FEES

CHECKLIST FOR NON-NYSE Arca DEA BROKER-DEALER APPLICANTS

- ❑ Application for Options Trading Permit
  - Section 1 through 7 MANDATORY
  - Section 8 only if you are not self-clearing
- ❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD®.
- ❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®:
  - Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
  - Designated supervisors and principals
  - All Authorized Traders
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
- ❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
- ❑ Copy of Written Supervisory Procedures[2], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

CHECKLIST FOR NYSE Arca DEA BROKER-DEALER APPLICANTS

- ❑ Application for Options Trading Permit
  - Section 1 through 7, and 9 MANDATORY
  - Section 8 only if you are not self-clearing
- ❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD®.
- ❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1].
  - Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
  - Designated supervisors and principals
  - All Authorized Traders
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable
- ❑ Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable
- ❑ Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
- ❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
- ❑ Copy of Written Supervisory Procedures[2], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

Note: For a list of all fees, please review the "NYSE Arca Options Fees and Charges" found at https://www.nyse.com/markets/fees

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater.** If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements reflecting the Balance Sheet and Profit & Loss Statement detail for each month for the most recent six (6) months or since inception, whichever is less.

[2] Market Maker applicants must include, but are not limited to, the following NYSE Arca Option Rules: 6.32 – 6.41 (Market Makers), 6.82, 6.84 & 6.85 (Lead Market Makers), 6.83 (Limitations on Dealings of Lead Market Makers/Information Barriers), 11.3 (Prevention of the Misuse of Material, Nonpublic Information), 11.18 (Supervision), and 11.19 (Anti-Money Laundering Compliance Program).

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer organization applying for an Options Trading Permit or amending this form.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an OTP Holder or any person directly or indirectly controlling, controlled by or under common control with an OTP Holder.

Authorized Trader ("AT") – an individual who may submit orders to the Exchange on behalf of his or her OTP Firm or Sponsored Participant.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Clearing Member – an OTP Firm which has been admitted to membership in the Options Clearing Corporation ("OCC") pursuant to the provisions of the rules of the OCC. A Broker-Dealer who receives and executes customers' instructions, prepares trade confirmations, sends the money related to the trades, arranges for the physical movement of securities, and shares responsibility with an introducing broker-dealer for compliance with regulatory requirements.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or OTP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising registered employees.

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE Arca Rules 1.1(b) and 1.1(c), respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Financial Arrangement – (1) the direct financing of an OTP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Firm Proprietary and/or Agency Trading – an OTP Firm that engages in off-floor trading that is unrelated to the performance of that OTP Firm's registered market maker or floor broker functions.

Market Maker – an OTP Firm or OTP Holder that acts as a Market Maker pursuant to Rule 6.32A and submits quotes electronically and makes transactions as a dealer-specialist through the facilities of the Exchange from on the trading floor or remotely from off the trading floor.

Market Maker Authorized Trader ("MMAT") – an Authorized Trader who performs market making activities pursuant to Rules 6 and 6A on behalf of an OTP Firm or OTP Holder registered as a Market Maker. To be approved as an MMAT, a person must demonstrate knowledge of the Rules of the Exchange by passing an examination prescribed by the Exchange. MMATs may be officers, partners, employees, or associated persons of OTP Firms that are registered with the Exchange as Market Maker.

EXPLANATION OF TERMS (CONTINUED)

Nominee – an individual who is authorized by an OTP Firm, in accordance with NYSE Arca Rule 2.4, to conduct business on the trading facilities of NYSE Arca and to represent such OTP Firm in all matters relating to the Exchange. A Nominee shall agree to be bound by the Bylaws and Rules of NYSE Arca, and by all applicable rules and regulations of the Securities Exchange Commission.

NYSE Arca, Inc. ("NYSE Arca", the "Exchange", or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is also a Self-Regulatory Organization.

OTP – an Options Trading Permit issued by the Corporation for effecting approved securities transactions on the Corporation's trading facilities. An OTP may be issued to a Sole Proprietor, Partnership, Corporation, LLC or other organization which is a registered Broker or Dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Corporation.

OTP Firm – a sole proprietor, partnership, corporation, limited liability company or other organization in good standing who holds an OTP or upon whom an individual OTP Holder has conferred trading privileges on the Corporation's trading facilities. An OTP Firm shall agree to be bound by the Certificate of Incorporation, Bylaws and Rules of NYSE Arca, and by all applicable rules and regulations of the Securities and Exchange Commission.

OTP Holder – a natural person who has been issued an OTP, or has been named as a Nominee of an OTP Firm in accordance with NYSE Arca Rules.

Primary Business – refers to greater than 50% of the OTP Holder's business.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules

KEY PERSONNEL
Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.
Chief Executive Officer ("CEO") Name: ______ CRD: ______ Phone: ______ Fax: ______ Email: ______
Chief Financial Officer ("CFO") Name: ______ CRD: ______ Phone: ______ Fax: ______ Email: ______
Chief Compliance Officer ("CCO") Name: ______ CRD: ______ Phone: ______ Fax: ______ Email: ______
Chief Operations Officer ("COO") Name: ______ CRD: ______ Phone: ______ Fax: ______ Email: ______
Head of Options Clearing Name: ______ CRD: ______ Phone: ______ Fax: ______ Email: ______
Head of Options Connectivity Name: ______ CRD: ______ Phone: ______ Fax: ______ Email: ______
Head of Options Trading Name: ______ CRD: ______ Phone: ______ Fax: ______ Email: ______

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ________________ SEC #: ________________ CRD #: ________________

Application Amendment

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ________________________________

Business Address: ________________________________

City: ________________ State: __________ Zip Code: __________

Business Phone: ________________ Fax: ________________

Website Address: ________________

Contact Name: ________________ Title: ________________

Phone: ________________ Email: ________________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH OPTIONS TRADING PERMIT (Check all that apply)

☐ Market Maker ☐ Floor Broker ☐ Public Customer Business

☐ Clearing Services ☐ Proprietary and/or Agency Trading ☐ Other ________________

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER_DEALER (Check all that apply)

☐ Market Maker ☐ Floor Broker ☐ Public Customer Business

☐ Clearing Services ☐ Proprietary and/or Agency Trading ☐ Other ________________

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NYSE MKT (fka AMEX)
☐ Boston Stock Exchange (BSE)
☐ Chicago Board Options Exchange (CBOE)
☐ Chicago Stock Exchange (CHX)
☐ National Stock Exchange (NSX)
☐ International Securities Exchange (ISE)
☐ Financial Industry Regulatory Authority, Inc. (FINRA)
☐ New York Stock Exchange (NYSE)
☐ Philadelphia Stock Exchange (PHLX)
☐ BATS (BATS)
☐ Nasdaq Stock Market (NQX)
☐ Investors' Exchange LLC (IEX)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE Arca, Inc. (NYSE Arca / NYSE Arca Options) ☐ Other ________________

Applicants for whom NYSE Arca will be the DEA must also complete the ITSFEA Compliance Acknowledgement on page 24 of this application

SECTION 2 – MEMBERSHIP AGREEMENT

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca

Applicant Broker-Dealer: ______________________ CRD#: ______________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor: ______________________ Date: ______________

Print Name: ______________________ Title: ______________

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[3], most recent Audited Financial Statements, and examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant Broker-Dealer's Capital

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Arca will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant Broker-Dealer? ☐ Yes (Explain below) ☐ No

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant Broker-Dealer have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below) ☐ No

____

____

FINANCIAL ARRANGEMENT

Does the Applicant Broker-Dealer have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below) ☐ No

Type of Arrangement:
☐ Direct Equity Investment ☐ Any consideration over $5,000
☐ Profit Sharing ☐ Direct Financing
☐ Other ______________________________

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

____

____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant Broker-Dealer owe money to any of the following?

☐ Any NYSE Arca member or member organization or NYSE Arca OTP Holder

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.. ______________________________

____

☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

---

[3] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4 – DIRECT OWNERS / INDIRECT OWNERS / EXECUTIVE OFFICERS

Please list the following individuals: (A) each Allied Person as defined in NYSE Arca Rule 1.1(b)[4]; (B) each Approved Person as defined in NYSE Arca Rule 1.1(c)[5]; and (C) each Person as defined in NYSE Arca Rule 11.18(b)(2)[6]. <u>You may submit multiple copies of this form, if needed, or attach a copy of Schedule A and Schedule B of Form BD.</u>

APPLYING AS: **ALLIED PERSON** **APPROVED PERSON**

Name: ______________ Title: ______________ CRD# __________

Firm Name:: ______________ Phone: ______________

Email: ______________

Designated Supervisor of Authorized Traders

Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS: **ALLIED PERSON** **APPROVED PERSON**

Name: ______________ Title: ______________ CRD# __________

Firm Name:: ______________ Phone: ______________

Email: ______________

Designated Supervisor of Authorized Traders

Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS: **ALLIED PERSON** **APPROVED PERSON**

Name: ______________ Title: ______________ CRD# __________

Firm Name:: ______________ Phone: ______________

Email: ______________

Designated Supervisor of Authorized Traders

Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS: **ALLIED PERSON** **APPROVED PERSON**

Name: ______________ Title: ______________ CRD# __________

Firm Name:: ______________ Phone: ______________

Email: ______________

Designated Supervisor of Authorized Traders

Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

[4] Pursuant to NYSE Arca Rule 1.1(b), the term "Allied Person" shall refer to an individual, who is: (1) an employee of an OTP Holder who controls such firm, or (2) an employee of an OTP Holder corporation who is a director or a principal executive officer of such corporation, or (3) an employee of an OTP Holder limited liability company who is a manager or a principal executive officer of such limited liability company, or (4) a general partner in an OTP Holder partnership; and who has been approved by the Corporation as an Allied Person.

[5] Pursuant to NYSE Arca Rule 1.1(c), the term "Approved Person" shall refer to a person who is not an OTP Holder, nor an employee or an Allied Person of an OTP Holder, and who: (1) is a director of an OTP Holder, or (2) controls an OTP Holder, or (3) beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an OTP holder, or (4) has contributed 5% or more of the partnership capital; and who has been approved by the Corporation as an Approved Person.

[6] NYSE Arca Rule 11.18(b)(2) refers to the designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the Associated Persons of the OTP Holder. Pursuant to NYSE Arca Rule 1.1(d), the term "Associated Person" shall refer to a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an OTP Holder or any person directly or indirectly controlling, controlled by or under common control with an OTP Holder.

SECTION 5 – REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with NYSE Arca rules. Pursuant to these Rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 2.23. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to the Central Registration Depository ("Web CRD®") for review by NYSE Arca. Registration categories include, but are not limited to, the following:

- **MM** – Market Maker Authorized Traders of the Applicant (Series 57 prerequisite)
- FB – Floor Broker (Series 57 prerequisite)

Please list all individuals who will conduct trading activity on the Exchange on behalf of the Applicant

REGISTERED TRADER INFORMATION

Name of Applicant: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM)
☐ Remote Market Maker (RMM)
☐ Floor Market Maker (FMM)
☐ Floor Broker (FB)
☐ Market Maker Authorized Trader (MMAT)
☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed or been granted a waiver of the required examination

REGISTERED TRADER INFORMATION

Name of Applicant: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM)
☐ Remote Market Maker (RMM)
☐ Floor Market Maker (FMM)
☐ Floor Broker (FB)
☐ Market Maker Authorized Trader (MMAT)
☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed or been granted a waiver of the required examination

You may submit multiple copies of this page, if needed

SECTION 6 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), NYSE Arca, Inc. ("NYSE Arca") may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an OTP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

__ Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and CRD number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ______________________________ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Arca shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant Broker-Dealer's application for trading privileges, but that NYSE Arca will also perform a complete background check of Applicant Broker-Dealer, and such trading privileges may be immediately revoked by NYSE Arca depending on the results of such background check. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to NYSE Arca any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor: ______________________________ Date: ____________________

Print Name: ______________________________ Title: ____________________

SECTION 7 – SUPERVISION

Each OTP Holder must identify the person(s) that is a member, partner, director, or officer exercising responsibility for supervision of day-to-day compliance and maintenance of the firms written supervisory procedures ("WSPs"). Additionally, applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to NYSE Arca Rule 4.5.

Name of Person responsible for maintaining WSPs: ______________________________ CRD#:______________

_ Applicant Broker-Dealer's WSPs are enclosed.

Name of Series 27 licensed principal (if applicable): ______________________________ CRD#:______________

NYSE Arca Rules state:

(a) Adherence to Law – No Options Trading Permit Holder or Associated Person of an Options Trading Permit Holder may engage in conduct in violation of the federal securities laws, the Constitution or the Rules of the Exchange. Every Options Trading Permit Holder must supervise persons associated with the Options Trading Permit Holder as to assure compliance therewith.

(b) Supervisory System – Each Options Trading Permit Holder for whom NYSE Arca is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca Rules. Final responsibility for proper supervision will rest with the Options Trading Permit Holder. The Options Trading Permit Holder's supervisory system must provide, at a minimum, for the following:

(1) The establishment and maintenance of written procedures as required by paragraph (c) of this Rule.

(2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the Options Trading Permit Holder.

(3) The Options Trading Permit Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.

(4) Each Options Trading Permit Holder must designate and specifically identify to NYSE Arca one or more persons who will be responsible for such supervision.

(c) Written Procedures – Each Options Trading Permit Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with NYSE Arca Rules.

Pursuant to this rule, WSPs should describe the following:

- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an OTP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:

- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL OPTIONS TRADING PERMIT HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 8 – CLEARING LETTER OF CONSENT

Notice of Consent – To be completed by Clearing OTP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved OTP Holder of NYSE Arca, Inc.

The undersigned Clearing OTP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

______________________________	______________________________
Applicant Broker-Dealer	CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Rules and may be relied upon by NYSE Arca, Inc., the NSCC, the OCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing OTP Holder.

____
Clearing OTP Holder (Broker-Dealer Name)

____
Clearing OTP Holder (OCC Clearing #)

____
Clearing OTP Holder (NSCC Clearing #)

______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member of Clearing OTP Holder	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of OTP Holder
______________________________	______________________________
Print Name / Title	Print Name / Title
______________________________	______________________________
Date	Date

NYSE Arca, Inc.

User Agreement

SECTION 9 – USER AGREEMENT

This User Agreement, with an Effective Date as of the date executed by NYSE Arca, Inc. ("NYSE Arca"), is made between NYSE Arca, a Delaware corporation, with its principal offices located at 11 Wall Street, New York, NY 10005 and the User, as identified below. NYSE Arca operates a market for options (the "Platform"). NYSE Arca shall provide User with access to the Platform pursuant to the terms of this User Agreement. Use of the Platform is governed by the Rules and this User Agreement.

User: ______________________________

Business Address: ______________________________

Corporate Form: ______________________________

State of Incorporation: ______________________________

Telephone: ____________________ Primary Contact: ____________________

Email: ____________________

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Permit" means an Options Trading Permit issues by NYSE Arca for effecting approved securities transactions on the Platform.

(c) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(d) "Information" has the meaning set forth in subsection 6(a).

(e) "Rules" means NYSE Arca's operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(f) "User" means the entity, other than NYSE Arca, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE Arca grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform.

(b) Restrictions on Use; Security. User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer or agent. User accepts full responsibility for its employee's, customers' and agent's use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. User grants to NYSE Arca a perpetual, non-exclusive, world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents. User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE Arca to perform all of its obligations under this User Agreement and that may be required for User's and NYSE Arca's use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE Arca: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will note violate any applicable law, regulation or the Rules.

Notwithstanding the rest of subsection 2(c), unless otherwise required by law, regulation or governmental authority, Rules or as otherwise agreed to by User, NYSE Arca shall not make information and data supplied by User available outside of the Intercontinental Exchange, Inc. ("ICE") group of companies (other than to their directors or professional advisors pursuant to a non-disclosure agreement) in a manner that would reasonably be expected to directly or indirectly identify User as the source of that information or data.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

3. Compliance

(a) Compliance with the Rules and Law. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will only use the Platform in compliance with the Rules; (iii) it is and will remain responsible for its use of the Platform and the use of the Platform by any of its employees, customers and agents; (iv) it will maintain and keep current a list of all Authorized Traders who may obtain access the Platform on behalf of the User; and (v) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform. User represents and warrants that it will comply with all applicable laws and regulations.

(b) Monitoring. NYSE Arca may monitor the User's use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE Arca and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, arising from or as a result of User's breach of its obligations under this User Agreement or otherwise from its use of the Platform. NYSE Arca may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE Arca, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE Arca or increase the obligations assumed by NYSE Arca under this User Agreement, and 2) which does not include an unconditional release of NYSE Arca by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE Arca to continue or support any aspect of the Platform in its current form or previous forms. NYSE Arca may from time to time make additions, deletions or modifications to the Platform. NYSE Arca may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE Arca may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE Arca or its licensors. User shall attribute the source as appropriate under all circumstances.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform incorporate confidential and proprietary information developed, acquired by or licensed to NYSE Arca, including confidential information of NYSE Arca or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). The receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE Arca. User consents to NYSE Arca disclosing: (i) Information in accordance with its regulatory obligations, and (ii) ICE and any affiliates of NYSE Arca or ICE.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

7. Disclaimer of Warranty

THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM BY NYSE ARCA OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE ARCA OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE ARCA IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE ARCA IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRASACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE ARCA AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM OR ITS USE. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

SECTION 9 – USER AGREEMENT (CONTINUED)

9. No Consequential Damages

NYSE ARCA AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM THE PERFORMANCE OF THEIR OBLIGATIONS UNDER THIS USER AGREEMENT, WHETHER LIABILITY IS BASED ON BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE Arca may terminate this User Agreement immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE Arca determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE Arca determines that continued provision of access will contravene any local, state, federal or international law or regulation, (v) NYSE Arca is notified that User is no longer a Permit Holder in good standing with NYSE Arca Equities or otherwise is no longer authorized to access the Platform, or (vi) termination of, expiration of or suspension of services under User's Common Access Point ("CAP") Agreement or Connectivity Questionnaire, as applicable. Either party may terminate this User Agreement for convenience upon thirty (30) days' written notice to the other party. Upon the termination of this User Agreement for any reason, all rights granted to User under this User Agreement cease. The provisions of Sections and subsections 2(c), 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement does not relieve User of any obligations incurred through its use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement or any of its rights or obligations under this User Agreement without NYSE Arca's prior approval. NYSE Arca may assign or transfer this User Agreement or any of its rights or obligations under this User Agreement to a related or unrelated party upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE Arca's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE Arca at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with the Rules, all agreements required by the Rules and all other agreements entered into related to User's access or use of the Platform constitute the entire agreement between the parties with respect to use of the Platform.

(b) This User Agreement is governed by and construed under the laws of the State of New York, without regard to choice of law principles. All controversies or claims that are subject to arbitration under the Rules must be submitted to arbitration in New York, New York pursuant to the applicable Rules. This requirement for arbitration does not prevent NYSE Arca for any reason or either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction. If the Rules do not require arbitration for a controversy or claim, then the parties agree that the controversy or claim arising out of or relating to this User Agreement or the breach of this User Agreement must be tried in a court of competent jurisdiction in the State and County of New York, and the parties consent to the exclusive personal jurisdiction of these courts. Nothing in this section 13(b) limits the right of NYSE Arca to commence proceedings against a non-U.S. User in any other court of competent jurisdiction in which the non-U.S. User is located. User may not bring an action arising out of this User Agreement or any claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(c) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(d) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(e) From time to time, NYSE Arca may use or refer to User in advertising, publicity, promotional, marketing or other materials, media or activities, and User grants NYSE Arca a limited license to use User's name, trade name, trademark, service mark, log and any other designation in connection with this use.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE Amex's affiliates for the purposes of section 3(d), there are no third party beneficiaries to this User Agreement.

SECTION 9 – USER AGREEMENT (CONTINUED)

(i) NYSE Arca may, in its sole discretion, amend any provision of this User Agreement by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE Arca. The User expressly agrees that this provision is a condition of the User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE Arca at all times.

(j) NYSE Arca may further amend the provisions of this Agreement by notice. The amendment to this User Agreement contained within this notice will be effective one (1) month subsequent to receipt of the notice by the User, unless the User raises a substantive objection to the amendment before the effective date of the amendment. If the User raises a subsequent objection prior to the effective date of the amendment, then NYSE Arca may suspend the User's access to the Platform from the effective date of the amendment until the time that the User has confirmed its acceptance of the relevant amendment in writing to NYSE Arca. In the event that the User has not signified its acceptance of the amendment in writing to NYSE Arca by the date six (6) months subsequent to the effective date of the amendment, then NYSE Arca reserves the right to terminate this User Agreement on one (1) month's notice to the User.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE Arca to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE Arca to User in connection with this Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE Arca or an affiliate of NYSE Arca of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:		Accepted on behalf of NYSE Arca, Inc.:	
______________________ (Company Name)			
By (Signature):	______________	By (Signature):	______________
Name:	______________	Name:	______________
Title:	______________	Title:	______________
Date:	______________	Date:	______________
With Notices To:			
User Name:	______________	NYSE Arca, Inc.	
Contact Name:	______________	Attention: Client Relationship Services	
Address:	______________	353 N. Clark St., 31st Floor	
City, State, Zip:	______________	Chicago, IL 60654	
Email:	______________	crs@nyse.com	

NYSE Arca, Inc.

DEA Application Requirements

SECTION 10 - DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Arca along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ______________________________

SEC #. ____________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Arca Rule 1.1(d)) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Arca Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Arca Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE Arca Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Arca), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Arca Rule 11.3

______________________________ ____________________

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor | Date

______________________________ ____________________

Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor | Title

NYSE Arca Equities Retail Order Tier Form

Instructions: This form is to be completed by NYSE Arca ETP Holders who would like to participate in the Retail Order Tier.

A "Retail Order" is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the Exchange by an ETP Holder, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.

Please note: If an NYSE Arca ETP Holder uses an algorithm to determine to send an existing Retail Order into the NYSE Arca Equities Retail Order Tier program, such order is eligible for the Retail Order Tier and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the NYSE Arca ETP Holder assures that the Retail Order meets the underlying requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an NYSE Arca ETP Holder from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An NYSE Arca ETP Holder may submit Retail Orders in a riskless principal capacity, as well as an agency capacity, provided that the member (1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to FINRA (or another self-regulatory organization if not required under FINRA rules); and (2) has written policies and procedures to ensure that riskless principal transactions for which the member is relying on this exception comply with applicable FINRA rules.

1. Customer Information

Name of NYSE Arca ETP Holder	
Web CRD Number	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

As an NYSE Arca ETP Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving Market Data ☐ Both
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. We have a Broker Dealer Customer Form that we can provide for your convenience.	

3. Retail Order Tier Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted to NYSE Arca by the Applicant via Retail Order Ports or tagged as "Retail Orders" in the order entry message are Retail Orders and would meet the qualifications for such orders under the Retail Order Tier. An ETP Holder would be required to designate its Retail Order Ports, including adding new Retail Order Ports or removing existing Retail Order Ports that would no longer be used to submit Retail Orders, no later than the fifth trading day of the month in which the desired change is to become effective.

Applicant further attests that it has in place Written Supervisory Procedures (WSPs). Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements specified by the Exchange, including that the Applicant maintain adequate substantiation that substantially all orders sent to the Exchange as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must (i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements specified by the Exchange; and (ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

ATTACHMENT A

An **ETP** Holder is required to either designate certain of its order entry ports as "Retail Order Ports" and attest that substantially all orders submitted to the Exchange via such Retail Order Ports are Retail Orders or tag each order as a "Retail Order" in the order entry message. Additionally, an ETP Holder is required to designate its Retail Order Ports, including adding new Retail Order Ports or removing existing Retail Order Ports that would no longer be used to submit Retail Orders, **no later than the fifth trading day of the month** in which the desired change is to become effective.

If your firm would like to create new ports to be designated as "Retail Order Ports" please complete the **Customer Session Request Form** found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf and email this form to the Connectivity team at connectivity@nyse.com. ***Please Note:*** *These new ports should be created prior to completing this form. Once you have established these new ports with the Connectivity team you may then submit this form stating which ports will be designated as "Retail Order Ports."*

Provide a list below of all ports that will be used as Retail Order Ports. ***Please Note****: These order entry ports must be designated by the Firm as "Retail Order Ports".*

Alternatively, an ETP Holder may designate Retail Orders by entering the value "RET" in Fix Tag 50, or the ArcaDirect field: SenderSubID.

☐ Checking this box identifies the ETP Holder's intention to mark Retail Orders by FIX or ArcaDirect field. ETP Holder attests that all orders submitted to the Exchange identified as RET are Retail Orders.

NYSE Arca ETP Holder

____

Authorized Signatory of the Firm

____

Print Contact Name

____

Title

____

Date

Please return to Client Relationship Services at crs@nyse.com.

AP Form

NYSE Arca, Inc.

This Form is to be completed by persons required to be Approved Persons with the Exchange and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the persons seeking Approved Person status ("Applicant") should be familiar with the NYSE Arca, Inc. and NYSE Arca Equities, Inc. (collectively, the "Exchange") Rules, particularly those relating to "Approved Persons," including but not limited to Arca Rule 1.1(c), 2.4, and 2.14, and Arca Equities Rule 1.1(d), 2.3, and 2.13.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the Exchange and FINRA.
  - A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person)
  - The elimination of an existing Approved Person should be provided to the Exchange and FINRA in writing (email is acceptable)
  - Notification of changes should be provided to the Exchange (crs@nyse.com) and FINRA (Q&RNY@finra.org) within 30 days

For Applicants associated with firms seeking NYSE Arca membership, please email a signed and completed copy of the AP Form to Client Relationship Services at crs@nyse.com.

Section I

1. Full Name of the Applicant: ____________________

2. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

   Member Organization: ____________________

   Web CRD#: ____________________

   Approved Person Status is requested pursuant to the rules of the Exchange because the Applicant is not an ETP/OTP Holder, nor an employee or an Allied Person of a ETP/OTP Firm, and who:

3.
   - ☐ is a director of an ETP/OTP Firm
   - ☐ *controls* an ETP/OTP Firm
   - ☐ beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an ETP/OTP Firm
   - ☐ has contributed 5% or more of the partnership capital

4. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   - ☐ Yes
   - ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at Q&RNY@finra.org.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Arca Rule 1.1(c) and Arca Equities Rule 1.1(d).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but <u>has</u> retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: ______________________________ Date: ________________

(A Duly Authorized Executive Officer, Senior Partner, Managing Member or equivalent of the Applicant)

Printed Name: ______________________________

Title: ______________________________

NYSE Arca Equities, Inc.

Application to Become a Lead Market Maker* In a Particular NYSE Arca Primary Listed Security

*Must be an existing Lead Market Maker ETP in order to submit this application

LIST OF SECURITIES FOR LMM REGISTRATION

Unless otherwise indicated by NYSE Arca Equities, this application shall be submitted only by a registered Lead Market Maker Equity Trading Permit ("LETP") holder that seeks to apply to become a Lead Market Maker in a particular NYSE Arca Equities listed security. In addition to the information requested below, any LMM applicant that wishes to provide additional information to the listed company (e.g., trading firm's background), may submit such information with its application. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

Date: ______________ SEC #: ____________ CRD #: ______________ MPID: ______________ (If NASDAQ Participant)

Name of Applicant LETP: ______________________________

Business Contact: ______________________ Business Phone: ______________

Business Email: ______________________________

Solicitations for LMM Applications in individual securities should be sent to this Email address: ______________________

Name, telephone number, and email address of the contact that will serve as the Lead Market Maker Designee:

Name: ________________ **Phone:** ________________ **Email:** ________________

This Designee should be listed within Section 3 of the LETP's Market Maker Application and may, but need not, be registered as a MMAT. The Designee will serve as the main contact for the LMM firm and must be present at any interviews with a listing company in connection with an LMM Application.

LMM applicants are required to ensure the following information on file with the Exchange is accurate and up to date:

- ☐ Organizational Profile
- ☐ Other SRO affiliations of the Applicant
- ☐ A list of registered MMATs, including NYSE Arca requirements regarding the Market Maker Orientation Program for each
- ☐ Supervisory procedures of the Applicant relating to Market Making

Each LMM applicant is also required to attest to the following questions. Each item should be initialed by an authorized Officer, Partner, Managing Member, or the Sole Proprietor of the Applicant. If any of the below items results in a "Yes" answer, please supply additional details with this application.

Has the physical makeup of the trading floor/facilities or actual location of the MMAT(s) for the Applicant changed since previous disclosure to the Corporation? ☐ Yes ☐ No

PROPOSED REGISTRATIONS - Please list the security in which you are applying to become the LMM*:

* LMM applicants will be required to be registered as an Odd Lot Dealer in securities in which they are designated as LMM, pursuant to NYSE Arca Equities Rule 7.25

Security Name: ______________________________ Symbol: ______________

Designated Market Maker Authorized Trader(s) for this security:

Name: ______________________________ CRD #: ______________

Name: ______________________________ CRD #: ______________

Name: ______________________________ CRD #: ______________

For future additions or changes to your list of securities, you will be required to submit additional copies of Sections 7 & 8.

On this page, please describe all contacts with the companies listed above prior to this application, including the names and positions involved, date and circumstances of contact, and whether in person or otherwise. If there have not been any contacts, please so state.

Name of Company	Description and Date of Contact

INFORMATION FOR LEAD MARKET MAKER

LMMs are subject to NYSE Arca Equities rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including the rules referenced below.

NYSE Arca Equities Rule 7.22: Registration of Market Makers in a Security

(d) Designated Market Makers and **Lead Market Makers** shall be selected by the Corporation. Such selection shall be based on, but is not limited to, the following: experience with making markets in equities; adequacy of capital; willingness to promote the Exchange as a marketplace; issuer preference; operational capacity; support personnel; and history of adherence to Exchange rules and securities laws.

NYSE Arca Equities Rule 7.24: Designated Market Maker Performance Standards

(a) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation. Such levels will vary depending on the price, liquidity, and volatility of the security in which the Designated Market Maker is registered. The performance measurements will include (i) percent of time at the NBBO; (ii) percent of executions better than the NBBO; (iii) average displayed size; (iv) average quoted spread; and (v) in the event the security is a derivative security, the ability of the Designated Market Maker to transact in underlying markets.

(b) Designated Market Makers that are **Lead Market Makers** will be held to higher performance standards in the securities in which they are registered as **Lead Market Makers** than Designated Market Makers that are not **Lead Market Makers.**

NYSE Arca Equities Rule 8.201(g): Commodity-Based Trust Shares; Market Maker Accounts

Market Maker Accounts. An ETP Holder acting as a registered Market Maker in Commodity-Based Trust Shares must file with the Exchange in a manner prescribed by the Exchange and keep current a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, which the Market Maker may have or over which it may exercise investment discretion. No Market Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, in an account in which a Market Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, which has not been reported to the Exchange as required by this Rule.

In addition to the existing obligations under Exchange rules regarding the production of books and records, the ETP Holder acting as a Market Maker in Commodity-Based Trust Shares shall make available to the Exchange such books, records or other information pertaining to transactions by such entity or registered or non-registered employee affiliated with such entity for its or their own accounts for trading the underlying physical commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, as may be requested by the Exchange

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

______________________________	______________________________
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

NYSE Arca Equities, Inc.

Application for Market Maker Registration*

*Includes Market Maker & Lead Market Maker

TABLE OF CONTENTS

Application Process

Filing Requirements

Prior to submitting the Application to become a Market Maker, an applicant Broker-Dealer must have completed the Equity Trading Permit ("ETP") application. A firm will not be eligible for approval as a Market Maker until after their ETP application is approved.

Checklist

Applicant ETP must complete and submit all materials as required in this Application Checklist (page 4) to crs@nyse.com.

If you have questions regarding the application, you may direct them to NYSE Arca Client Relationship Services: Email: crs@nyse.com; Phone: (212) 896-2830, option 5.

Application Process

- Following submission of the Application for Market Maker Registration and supporting documents, NYSE Arca will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant and each listed Market Maker Authorized Trader, and review the Applicant's written supervisory procedures.
- Applicant ETP Broker-Dealers must designate within Section 1 whether they are applying as a Market Maker ETP ("METP"), and/or as a Lead Market Maker ETP ("LETP").
- Applicant Broker Dealer is required to consult with an NYSE Arca Sales Representative to determine the most beneficial connectivity option. NYSE Arca will then coordinate the connectivity between the Applicant Broker Dealer and the Exchange. For Lead Market Maker applicants, the Exchange will assess the Applicant's trading systems by using the NYSE Arca LMM Certification Test.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Arca will contact the representative of the applicant Broker-Dealer to discuss the statutory disqualification process.
- If it appears that the applicant Broker-Dealer has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the applicant Broker-Dealer will be contacted by NYSE Arca for further information.
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Arca for approval or disapproval without delay.
- NYSE Arca will promptly notify the applicant Broker-Dealer in writing of their decision.
- Upon approval and once connectivity is established, your NYSE Arca Sales Representative will inform you of your ability to trade.
- In the event an applicant Broker-Dealer is disapproved by NYSE Arca, the applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Equities Rule 10.13. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

Approved Lead Market Maker ETP Firms:

Approved LETP firms will receive all Green Sheet postings via e-mail and may apply to become the LMM in a particular security with NYSE Arca as its primary listing venue by completing the LMM Registration Application. Eligible LETP firms may be selected as the LMM for a particular security based on input by the listing company, or may be selected randomly from a list of LETPs who have submitted their LMM application for that security. LMM selection based on input by the listing company will require interviews between the LMM applicant(s) and the listing company.

APPLICATION CHECKLIST & FEES – NEW NYSE ARCA MARKET MAKER APPLICANTS

- ☐ Approved Equity Trading Permit ("ETP") application
- ☐ Application for Market Maker Registration, Sections 1 through 6
- ☐ Form U4 and fingerprint cards for each Market Maker Authorized Trader listed in Section 3 are available on Web CRD®
- ☐ Proof of Passing Series 7 (prior to May 1, 2016) or Series 57 (Effective May 1, 2016) Test Score for each Market Maker Authorized Trader listed in Section 3; or
- ☐ Request for a Series 57 Waiver has been requested via WebCRD been granted by NYSE Arca.
- ☐ Market Maker Orientation Acknowledgement https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf
- ☐ Copy of Applicant's Written Supervisory Procedures ("WSPs") for Market Making on NYSE Arca, LLC
- ☐ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable
- ☐ All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years
- ☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
- ☐ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

ADDITIONAL CHECKLIST FOR BROKER-DEALERS REQUESTING TO BECOME A LEAD MARKET MAKER ETP ON NYSE ARCA

- ☐ Application for Market Maker Registration (if not completed concurrently with Market Maker application):
  - Section 1 to identify intent to apply as a Lead Market Maker ETP
  - Sections 3 & 4 for any previously undisclosed Market Maker Authorized Traders
  - Section 6
- ☐ NYSE Arca LMM Certification Test
  - Approved Lead Market Makers must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

1 Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS & PROCESSES

For purposes of this application, the following terms shall have the following meanings:

Applicant Broker-Dealer – the Broker-Dealer applying as a registered Market Maker or amending this form to become a registered Market Maker.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System (Web CRD®) – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority (DEA) – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ETP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the Broker-Dealer's primary business location.

Designated Market Maker ("DMM") – a registered Market Maker that participates in the Directed Order Process

Direct Owners/Executive Officers – refers to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Financial Arrangement – (1) the direct financing of an ETP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Lead Market Maker ("LMM") – a registered Market Maker that is the exclusive DMM in listings for which the Corporation is the primary market

Lead Market Maker ETP ("LETP") – an approved Market Maker with NYSE Arca, Inc. eligible to apply as an LMM

Market Maker – an ETP Holder approved by the Corporation to act as a Market Maker pursuant to NYSE Arca Equities Rule 7.20

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to NYSE Arca Equities Rule 7.21, on behalf of a Market Maker.

NYSE Arca, Inc. ("NYSE Arca" or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is the Self-Regulatory Organization for NYSE Arca, LLC

NYSE Arca, LLC – The equities marketplace and a trading facility of NYSE Arca, Inc.

NYSE Arca Equities – NYSE Arca Equities, Inc. (a wholly owned subsidiary of the NYSE Arca, Inc.).

Self-Regulatory Organization (SRO) - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

Symbols – refers to stock symbols that may be assigned to a MMAT. Symbols are assigned at the firm level and are traded by the MMATs. Symbols may be added or removed on a daily basis, based on requests emailed to Exchange Security Operations, operationsclearing@nyx.com, with said request. At this time, OTC symbols are not eligible for market making. Upon approval, by default, two test symbols (ZVV and M.TEST) will be assigned to the firm for testing purposed

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________ SEC #: ______________ CRD #: ______________ MPID ______________
(If NASDAQ Participant)

☐ Application ☐ Amendment

THE APPLICANT INTENDS TO REGISTER AS A(N) (Check all that apply):

☐ Market Maker (METP) ☐ Lead Market Maker (LETP)

GENERAL INFORMATION

Name of Applicant ETP: ______________________________

Business Address: ______________________________

City: ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Fax: ______________

Contact Name: ______________ Title: ______________

Phone: ______________ Fax: ______________

Email: ______________

ETP APPROVAL STATUS

☐ Applicant organization is currently an approved Equity Trading Permit Holder with NYSE Arca Equities*
* All Market Maker Applicants must be approved ETP holders

NET CAPITAL

Amount: ______________ As of Date: ______________ Focus Report Line Item*: ______________

*Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note ☐ Cash

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Other ______________

SECURITIES

List the number of securities for which your firm requests approval: ______________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business ☐ Proprietary Trading

☐ Options Market Maker ☐ Other______________

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes ☐ No

Applicants who currently act as a Specialist on the New York Stock Exchange, LLC ("NYSE") are reminded of their requirements pursuant to NYSE Rules 36 and 98.

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

SECTION 3 – MARKET MAKER AUTHORIZED TRADER APPLICANT LIST

Ensure a Form U4 for each of the individuals identified below is available on Web CRD®. To be eligible for registration as a MMAT, as defined in NYSE Arca Equities Rule 1.1(v), a person must (i) have successfully completed the General Securities Representative Examination (Series 7) prior to May 1, 2016 or successfully complete the Securities Trader Qualification Examination (Series 57) effective May 1, 2016, (ii) complete the NYSE Arca Equities sponsored training and orientation program, and (iii) register each individual on Web CRD® in the appropriate NYSE Arca registration category (MT). NYSE Arca Equities sponsored training and orientation program is available at:

https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf

LEAD MARKET MAKER DESIGNEE (Required for Lead Market Maker ETP Applicants Only)

Full Name: ______________________ Date of Birth: ______________________

Street Address: ______________________ Suite/Floor: ______________________

City: ______________________ State: __________ Zip Code: __________

Phone Number: ______________________ Fax Number: ______________________

E-Mail Address: ______________________

Will this individual be registered as a Market Maker Authorized Trader:

☐ Yes (Please complete the information below) ☐ No

CRD #: __________ Qualifying Exam: ☐ Yes ☐ No NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: ______________________ Operating Capacity: ______________________

Employment Dates: ______________________ SRO Affiliation: ______________________

☐ Form U4, Proof of Series 7/Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

MARKET MAKER AUTHORIZED TRADER

Full Name: ______________________ Date of Birth: ______________________

CRD #: __________ Qualifying Exam: ☐ Yes ☐ No NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: ______________________ Employer CRD #: ______________________

☐ Form U4, Proof of Series 7/Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

MARKET MAKER AUTHORIZED TRADER

Full Name: ______________________ Date of Birth: ______________________

CRD #: __________ Qualifying Exam: ☐ Yes ☐ No NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: ______________________ Employer CRD #: ______________________

☐ Form U4, Proof of Series 7/Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

PLEASE USE MULTIPLE COPIES OF THIS FORM TO LIST ADDITIONAL MARKET MAKER AUTHORIZED TRADERS

SECTION 4 – MARKET MAKER ORIENTATION ACKNOWLEDGEMENT

The firm acknowledges responsibility that each MMAT listed within this application or subsequently added in the future will review the entire Market Maker Orientation program offered on the NYSE Arca website: http://www.nyse.com/equities/nysearcaequities/1158747143951.html. Complete review of the Market Maker Orientation program by each MMAT is a requirement of application approval.

The Applicant Broker-Dealer also acknowledges that failure by any MMAT to complete the orientation program prior to trading on NYSE Arca, LLC may result in disciplinary action against the Broker-Dealer and the MMAT.

____
Applicant Broker-Dealer

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

SECTION 5 – DESIGNEE ASSIGNMENT

A "Designee" is a person assigned by the firm who is authorized to add and remove an MMAT's registered symbols. Typically, the Designee refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising MMATs (as defined in NYSE Arca Equities Rule 1.1(v)). This section allows a Designee to assign the Designee function authority to other members of the firm. By default, Head Traders fall under this category; however, such persons are required to be designated below.

DESIGNEE

Full Name: ____________________

Title: ____________________

Email Address: ____________________ Phone Number: ____________________

DESIGNEE

Full Name: ____________________

Title: ____________________

Email Address: ____________________ Phone Number: ____________________

DESIGNEE

Full Name: ____________________

Title: ____________________

Email Address: ____________________ Phone Number: ____________________

DESIGNEE

Full Name: ____________________

Title: ____________________

Email Address: ____________________ Phone Number: ____________________

AUTHORIZED ACKNOWLEDGEMENT

____________________ ____________________

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor | Date

____________________ ____________________

Print Name | Title

SECTION 6 – REQUIRED INFORMATION & ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker*, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the equities trading facility of NYSE Arca Equities called NYSE Arca LLC. The undersigned acknowledges the following requirements:

1. ***Minimum Net Capital Requirements***
   Note: the requirements in items 1(a) and (b) apply only to the registered Market Maker rather than to each MMAT individually.

   (a) ***Market Makers Subject to the Aggregate Indebtedness Requirement***
   Maintain minimum net capital that is the greater of: (i) $100,000; (ii) $2,500 for each security that it is registered as a Market Maker (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of securities that such Market Maker is registered during the 30 days immediately preceding the computation date; (iii) 6 2/3 percent of aggregate indebtedness; or (iv) the amount prescribed by SEC Rule 15c3-1.

   (b) ***Market Makers Subject to the Alternative Net Capital Requirement***
   Maintain minimum net capital that is the greater of (i) $250,000; (ii) 2 percent of aggregate indebtedness; or (iii) the amount prescribed by SEC Rule 15c3-1.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA's Risk Oversight & Oper. Reg department for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA's Risk Oversight & Oper. Reg department as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE Arca Equities.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca Equities' rules. Such written procedures shall at all times be available for inspection by NYSE Arca Equities staff.

*Includes Market Maker and/or Lead Market Maker

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

______________________________	______________________________
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
______________________________	______________________________
Print Name	Title

NYSE Arca Equities, Inc.

Equity Trading Permit Short Form Application

NYSE Arca Equities
Short Form ETP Membership Application and Agreement

To qualify for Short Form Equities Trading Permit (ETP) Membership on NYSE Arca, the applicant must be an approved NYSE Arca Options Trading Permit (OTP) Holder. Current OTP Holder applicants are eligible for expedited approval. To apply, please complete and submit this Short Form Application, Membership Agreement, Clearing Letter of Consent and NYSE Arca Equities User Agreement to:

NYSE Arca Equities
Attn: Client Relationship Services
Email: crs@nyse.com

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Head of Clearing

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Head of Connectivity

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Head of Trading

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

SECTION 1 – Short Form Membership Application

Short Form Eligibility:

☐ Applicant is currently a member in good standing of NYSE Arca Options

General Information

Name of Applicant Broker-Dealer: ____________________

Business Address: ____________________

City: ____________ State: ________ Zip Code: ________

Business Phone: ____________ Fax: ____________

Email: ____________________

Web Address, if any: ____________________

CRD Number: ____________

NYSE Arca Options OTP ID: ____________

Designated Examining Authority: ____________

Contact Information

Contact Name: ____________________

Job Title / Position ____________________

Phone: ____________ Fax: ____________

Email: ____________________

Type of Business to be Conducted With Equity Trading Permit (Check all that apply)

☐ Market Maker*

☐ Public Customer Business

☐ Clearing Services

☐ Proprietary Trading

☐ Other____________________

* Please also complete Application for Market Maker Registration

SECTION 2 – Membership Agreement

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca Equities, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca Equities, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca.

Applicant Broker-Dealer: ______________________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor: ______________________________ Date: ____________________

Print Name: ______________________________ Title: ____________________

SECTION 3 – Clearing Letter of Consent

Notice of Consent – To be completed by Clearing ETP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE Arca, LLC, a facility of NYSE Arca.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

Applicant Broker-Dealer

CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Equities Rules and may be relied upon by NYSE Arca Equities, NYSE Arca, Inc., the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Equities Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

Clearing ETP Holder (Broker-Dealer Name)

Clearing ETP Holder (NSCC Clearing #)

Signature of Authorized Officer, Partner or Managing Member of Clearing ETP Holder

Print Name / Title

Date

Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ETP Holder

Print Name / Title

Date

SECTION 4 - NYSE Arca℠ USER AGREEMENT

This User Agreement, with an Effective Date as of the date executed by NYSE Arca, LLC. ("NYSE Arca"), is made between NYSE Arca, a Delaware corporation, with its principal offices located at 353 N. Clark St., 31st Floor, Chicago, IL 60654 and the User, as identified below. NYSE Arca operates an exchange trading platform of its affiliate, NYSE Arca Equities, Inc., for securities (the "Platform") under the oversight of NYSE Arca, Inc., a self-regulatory organization (NYSE Arca, NYSE Arca Equities, Inc. and NYSE Arca, Inc., collectively the "NYSE Parties"). NYSE Arca shall provide User with access to the Platform pursuant to the terms of this User Agreement. Use of the Platform is governed by the Rules and this User Agreement.

User: ______________________________

Business Address: ______________________________

Corporate Form: ______________________________

State of Incorporation: ______________________________

Telephone: ______________ Primary Contact: ______________________________

Fax: ______________ Email: ______________________________

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Permit" means an Equity Trading Permit issues by NYSE Arca Equities for effecting approved securities transactions on the Platform.

(c) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(d) "Information" has the meaning set forth in subsection 6(a).

(e) "Rules" means the NYSE Parties' operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(f) "User" means the entity, other than NYSE Arca, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE Arca grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform.

(b) Restrictions on Use; Security. User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer or agent. User accepts full responsibility for its employee's, customers' and agent's use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. User grants to NYSE Arca a perpetual, non-exclusive, world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents. User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE Arca to perform all of its obligations under this User Agreement and that may be required for User's and NYSE Arca's use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE Arca: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will note violate any applicable law, regulation or the Rules.

Notwithstanding the rest of subsection 2(c), unless otherwise required by law, regulation or governmental authority, Rules or as otherwise agreed to by User, NYSE Arca shall not make information and data supplied by User available outside of the Intercontinental Exchange, Inc. ("ICE") group of companies (other than to their directors or professional advisors pursuant to a non-disclosure agreement) in a manner that would reasonably be expected to directly or indirectly identify User as the source of that information or data.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

SECTION 4 - NYSE Arca℠ USER AGREEMENT (CONTINUED)

3. Compliance

(a) Compliance with the Rules and Law. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will only use the Platform in compliance with the Rules; (iii) it is and will remain responsible for its use of the Platform and the use of the Platform by any of its employees, customers and agents; (iv) it will maintain and keep current a list of all Authorized Traders who may obtain access the Platform on behalf of the User; and (v) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform. User represents and warrants that it will comply with all applicable laws and regulations.

(b) Monitoring. The NYSE Parties may monitor the User's use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any use of the Platform by any other authorized individuals or entities.

(a) Indemnity. User shall indemnify, defend and hold the NYSE Parties and their respective affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, arising from or as a result of User's breach of its obligations under this User Agreement or otherwise from its use of the Platform. The NYSE Parties may participate, at their own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of the NYSE Parties, enter into any settlement agreement: 1) on terms that would diminish the rights provided to the NYSE Parties or increase the obligations assumed by the NYSE Parties under this User Agreement, and 2) which does not include an unconditional release of the NYSE Parties by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE Arca to continue or support any aspect of the Platform in its current form or previous forms. NYSE Arca may from time to time make additions, deletions or modifications to the Platform. NYSE Arca may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE Arca may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time if so instructed by any of the NYSE Parties.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE Arca or its licensors. User shall attribute the source as appropriate under all circumstances.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform incorporate confidential and proprietary information developed, acquired by or licensed to NYSE Arca, including confidential information of the NYSE Parties or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). The receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE Arca. User consents to NYSE Arca disclosing: (i) Information in accordance with its regulatory obligations, and (ii) to the NYSE Parties, ICE, and any affiliates of the NYSE Parties or ICE.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(b) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

7. Disclaimer of Warranty

THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM BY THE NYSE PARTIES OR THEIR LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY THE NYSE PARTIES OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE ARCA IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE ARCA IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRASACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. THE NYSE PARTIES AND THEIR AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM OR ITS USE. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

THE NYSE PARTIES AND THEIR AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM THE PERFORMANCE OF THEIR OBLIGATIONS UNDER THIS USER AGREEMENT, WHETHER LIABILITY IS BASED ON BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

SECTION 4 - NYSE Arca℠ USER AGREEMENT (CONTINUED)

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE Arca may terminate this User Agreement immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE Arca determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE Arca determines that continued provision of access will contravene any local, state, federal or international law or regulation, (v) NYSE Arca is notified that User is no longer a Permit Holder in good standing with NYSE Arca Equities or otherwise is no longer authorized to access the Platform, or (vi) termination of, expiration of or suspension of services under User's Common Access Point ("CAP") Agreement or Connectivity Questionnaire, as applicable. Either party may terminate this User Agreement for convenience upon thirty (30) days' written notice to the other party. Upon the termination of this User Agreement for any reason, all rights granted to User under this User Agreement cease. The provisions of Sections and subsections 2(c), 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement does not relieve User of any obligations incurred through its use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement or any of its rights or obligations under this User Agreement without NYSE Arca's prior approval. NYSE Arca may assign or transfer this User Agreement or any of its rights or obligations under this User Agreement to a related or unrelated party upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE Arca's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE Arca at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with the Rules, all agreements required by the Rules and all other agreements entered into related to User's access or use of the Platform constitute the entire agreement between the parties with respect to use of the Platform.

(b) This User Agreement is governed by and construed under the laws of the State of New York, without regard to choice of law principles. All controversies or claims that are subject to arbitration under the Rules must be submitted to arbitration in New York, New York pursuant to the applicable Rules. This requirement for arbitration does not prevent NYSE Arca for any reason or either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction. If the Rules do not require arbitration for a controversy or claim, then the parties agree that the controversy or claim arising out of or relating to this User Agreement or the breach of this User Agreement must be tried in a court of competent jurisdiction in the State and County of New York, and the parties consent to the exclusive personal jurisdiction of these courts. Nothing in this section 13(b) limits the right of NYSE Arca to commence proceedings against a non-U.S. User in any other court of competent jurisdiction in which the non-U.S. User is located. User may not bring an action arising out of this User Agreement or any claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(c) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(d) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

SECTION 4 - NYSE Arca^{SM} USER AGREEMENT (CONTINUED)

(e) From time to time, NYSE Arca may use or refer to User in advertising, publicity, promotional, marketing or other materials, media or activities, and User grants NYSE Arca a limited license to use User's name, trade name, trademark, service mark, log and any other designation in connection with this use.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) The NYSE Parties are third party beneficiaries of this User Agreement and are entitled to receive the rights of NYSE Arca and enforce the provisions of this User Agreement against the User or any other person, to the same extent as if the NYSE Parties had been a signatory to this User Agreement. Notwithstanding the rest of this subsection 13(h), nothing in this User Agreement will impose directly upon the NYSE Parties any of the obligations of NYSE Arca set forth in this User Agreement.

(i) NYSE Arca may, in its sole discretion, amend any provision of this User Agreement by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE Arca. The User expressly agrees that this provision is a condition of the User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE Arca at all times.

(j) NYSE Arca may further amend the provisions of this Agreement by notice. The amendment to this User Agreement contained within this notice will be effective one (1) month subsequent to receipt of the notice by the User, unless the User raises a substantive objection to the amendment before the effective date of the amendment. If the User raises a subsequent objection prior to the effective date of the amendment, then NYSE Arca may suspend the User's access to the Platform from the effective date of the amendment until the time that the User has confirmed its acceptance of the relevant amendment in writing to NYSE Arca. In the event that the User has not signified its acceptance of the amendment in writing to NYSE Arca by the date six (6) months subsequent to the effective date of the amendment, then NYSE Arca reserves the right to terminate this User Agreement on one (1) month's notice to the User.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE Arca to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE Arca to User in connection with this Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by any of the NYSE Parties or an affiliate of any of the NYSE Parties of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

SECTION 4 - NYSE Arca℠ USER AGREEMENT (CONTINUED)

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:		**Accepted on behalf of NYSE Arca, Inc.:**	
______________________ (Print Company Name)			
By (Signature):	______________	By (Signature):	______________
Name:	______________	Name:	______________
Title:	______________	Title:	______________
Date:	______________	Date:	______________

With Notices To:

User Name:	______________	NYSE Arca, Inc.
Contact Name:	______________	Attention: Client Relationship Services
Address:	______________	353 N. Clark St., 31st Floor
City, State, Zip:	______________	Chicago, IL 60654

NYSE Arca Equities, Inc.

Equity Trading Permit Application and Contracts

TABLE OF CONTENTS	
	Page

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application for Equity Trading Permit ("ETP"), an Applicant Broker-Dealer must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist

Applicant Broker-Dealer must complete and submit all applicable materials addressed in the Application Checklist (page 4) to crs@nyse.com.

Note: All application materials sent to NYSE Arca will be reviewed by NYSE Arca's Client Relationship Services ("CRS") Department for completeness. The applications are then submitted to FINRA who performs the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE Arca Equities Rule 2.3. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830 option 5.

Application Process

- Following submission of the Application for Equity Trading Permit, fees and supporting documents to NYSE Arca, Inc. ("NYSE Arca"), the application will be reviewed for accuracy and regulatory or other disclosures. NYSE Arca will submit the application to FINRA for review and approval recommendation; NYSE Arca Compliance and Regulation complete the final review and approval.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Arca will contact the representative of the Applicant Broker-Dealer to discuss the statutory disqualification process.

- If it appears that the Applicant Broker-Dealer has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer will be contacted by NYSE Arca for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Arca for approval or disapproval without delay.

  ✓ Applicant Broker-Dealer will be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Equity Trading Permit.

- NYSE Arca does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with NYSE Arca or be approved by NYSE Arca. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- NYSE Arca will promptly notify the Applicant Broker-Dealer, in writing, of their Membership decision.

In the event an Applicant Broker-Dealer is disapproved by NYSE Arca, the Applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.13. A disapproved applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Corporation's decision was mailed to the applicant, file a petition in accordance with the provisions of Rule 10.13

APPLICATION CHECKLIST & FEES[1]

DOCUMENTATION CHECKLIST FOR NON-NYSE ARCA DEA BROKER-DEALER APPLICANTS

Application for Equity Trading Permit

- Sections 1-6, and 8-10 are MANDATORY for all applicants
- Section 7 if applicant is not self-clearing

Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®

A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[2]

- Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
- Designated supervisors and principals

Financial Documentation

- Four (4) Most Recent FOCUS Reports[3] and the Most Recent Audited Financial Statements, if applicable
- Most Recent Balance Sheet and Capital Computation
- Six Month Profit/Loss Projection

All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports

Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

Copy of Written Supervisory Procedures[4], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

DOCUMENTATION CHECKLIST FOR NYSE ARCA DEA BROKER-DEALER APPLICANTS

Application for Equity Trading Permit

- Sections 1-6, and 8-10 are MANDATORY for all applicants
- Section 7 if applicant is not self-clearing

Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®

A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[2]

- Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
- Designated supervisors and principals
- All Authorized Traders

NYSE Arca AP Form to be completed by persons required to be Approved Persons with the Exchange and for whom the required disclosure information is not available on Web CRD®.

Financial Documentation

- Four (4) Most Recent FOCUS Reports[3] and the Most Recent Audited Financial Statements, if applicable
- Most Recent Balance Sheet and Capital Computation
- Six Month Profit/Loss Projection
- Subordination Agreements, if applicable

Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable

All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports

Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

Copy of Written Supervisory Procedures[4], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

Note: All ETP Holders are responsible for maintaining a list of all Authorized Traders, and such list must be made available to NYSE Arca upon request as required by NYSE Arca Equities Rule 7.30(a).

---

[1] For a list of fees, please review the "Schedule of Fees and Charges for Exchange Services" found at https://www.nyse.com/publicdocs/nyse/markets/nyse-arca/NYSE_Arca_Marketplace_Fees.pdf. Additional fees to those listed within this application may apply.

[2] A $125 Investigation Fee may be required for each Control Person, Allied Person, Approved Person, Designated Supervisor or Authorized Trader (DEA Applicants Only) for whom required information is not available on Web CRD®. Please make checks payable to NYSE Arca, Inc

[3] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements reflecting the Balance Sheet and Profit & Loss Statement detail for each month for the most recent six (6) months or since inception, whichever is less.

[4] Market Maker applicants must include, but are not limited to, the following NYSE Arca Equity Rules: 6.3 (Prevention of the Misuse of Material, Nonpublic Information), 6.17 (Anti-Money Laundering Compliance Program), 6.18 (Supervision), and 7.20 – 7.25 (Market Makers).

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Broker-Dealer – is the Broker-Dealer organization applying for an Equity Trading Permit or amending this form.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

Authorized Trader – a person who may submit orders to NYSE Arca, LLC's trading facilities on behalf of his or her ETP Holder or Sponsored Participant.

Clearing Services - a Broker-Dealer who receives and executes customers' instructions, prepares trade confirmations, sends the money related to the trades, arranges for the physical movement of securities, and shares responsibility with an introducing broker-dealer for compliance with regulatory requirements.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ETP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising Authorized Trader(s) ("AT") (as defined in NYSE Arca Equities Rule 1.1(g)).

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE Arca Equities Rules 1.1(c) and 1.1(d), respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

ETP or ETP Holder– an Equity Trading Permit issued by the Corporation for effecting approved securities transactions on the Corporation's trading facilities. An ETP may be issued to a Sole Proprietor, Partnership, Corporation, LLC or other organization which is a registered Broker or Dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Corporation.

Financial Arrangement – (1) the direct financing of an ETP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Market Maker -is obligated to maintain continuous two-sided Q Orders in those securities in which the Market Maker is registered to trade, pursuant to NYSE Arca Equities Rule 7.23(a).

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to Rule 7, on behalf of a Market Maker.

NYSE Arca, Inc. ("NYSE Arca" or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is the Self-Regulatory Organization for NYSE Arca, LLC

NYSE Arca, LLC – The equities marketplace and a trading facility of NYSE Arca, Inc.

NYSE Arca Equities – NYSE Arca Equities, Inc. (a wholly owned subsidiary of NYSE Arca, Inc.).

Primary Business – refers to greater than 50% of the ETP Holder's business.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

NYSE Arca Equities, Inc.

Equity Trading Permit Application and Clearing Letter of Consent

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ____________ SEC #: ____________ CRD #: ____________ MPID: ____________
(If NASDAQ Participant)

Application Amendment

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ____________

Business Address: ____________

City: ____________ State: ________ Zip Code: ________

Business Phone: ____________ Fax: ____________

Website Address: ____________

Contact Name: ____________ Title: ____________

Phone: ____________ Fax: ____________

Email Address: ____________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH EQUITY TRADING PERMIT (Check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Proprietary Trading

☐ Other ____________

* Please also complete Application for Market Maker/Odd Lot Dealer Registration

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER_DEALER (Check all that apply)

☐ Investment Banking ☐ Public Customer Business ☐ Options Market Making

☐ Proprietary Trading ☐ Other ____________

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NYSE MKT (fka AMEX)
☐ Boston Stock Exchange (BSE)
☐ Chicago Board Options Exchange (CBOE)
☐ Chicago Stock Exchange (CHX)
☐ National Stock Exchange (NSX)
☐ International Securities Exchange (ISE)
☐ Financial Industry Regulatory Authority, Inc. (FINRA)
☐ New York Stock Exchange (NYSE)
☐ Philadelphia Stock Exchange (PHLX)
☐ BATS (BATS)
☐ Nasdaq Stock Market (NQX)
☐ Investors' Exchange LLC (IEX)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE Arca, Inc. (NYSE Arca / NYSE Arca Equities) ☐ Other ____________

SECTION 2 - MEMBERSHIP AGREEMENT

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca Equities, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca Equities, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca.

____
Applicant Broker-Dealer

______________________________ ______________________________
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor | Date

______________________________ ______________________________
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor | Title

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[5] and most recent Audited Financial Statements, and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant Broker-Dealer's Capital

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Arca will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant Broker-Dealer? ☐ Yes (Explain below) ☐ No

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant Broker-Dealer have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below) ☐ No

____

____

FINANCIAL ARRANGEMENT

Does the Applicant Broker-Dealer have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below) ☐ No

Type of Arrangement:
☐ Direct Equity Investment
☐ Any consideration over $5,000
☐ Profit Sharing
☐ Direct Financing
☐ Other ______________________________

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

____

____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant Broker-Dealer owe money to any of the following?

☐ Any NYSE Arca member or member organization or NYSE Arca ETP Holder

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.. ______________________________

____

☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

---

[5] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4 – DIRECT OWNERS / INDIRECT OWNERS / EXECUTIVE OFFICERS

Please list the following individuals: (A) each Allied Person as defined in NYSE Arca Equities Rule 1.1(c)[6]; (B) each Approved Person as defined in NYSE Arca Equities Rule 1.1(d)[7]; and (C) each Person as defined in NYSE Arca Equities Rule 6.18(b)(2)[8]. You may submit multiple copies of this form, if needed, or attach a copy of Schedule A and Schedule B of Form BD. For individuals required to be disclosed pursuant to (A), (B), or (C) above who do not have required information available on Web CRD®, the Applicant may be required to submit an investigation fee of $125 per individual.

APPLYING AS: **ALLIED PERSON** **APPROVED PERSON**

Name: ______________ Title: ______________ CRD# __________

Firm Name:: ______________ Phone: ______________

Designated Supervisor of Authorized Traders

Email: ______________

Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS: **ALLIED PERSON** **APPROVED PERSON**

Name: ______________ Title: ______________ CRD# __________

Firm Name:: ______________ Phone: ______________

Designated Supervisor of Authorized Traders

Email: ______________

Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS: **ALLIED PERSON** **APPROVED PERSON**

Name: ______________ Title: ______________ CRD# __________

Firm Name:: ______________ Phone: ______________

Designated Supervisor of Authorized Traders

Email: ______________

Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS: **ALLIED PERSON** **APPROVED PERSON**

Name: ______________ Title: ______________ CRD# __________

Firm Name:: ______________ Phone: ______________

Designated Supervisor of Authorized Traders

Email: ______________

Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

---

[6] Pursuant to NYSE Arca Equities Rule 1.1(c), the term "Allied Person" shall refer to an individual, who is: (1) an employee of an ETP Holder who controls such firm, or (2) an employee of an ETP Holder corporation who is a director or a principal executive officer of such corporation, or (3) an employee of an ETP Holder limited liability company who is a manager or a principal executive officer of such limited liability company, or (4) a general partner in an ETP Holder partnership; and who has been approved by the Corporation as an Allied Person.

[7] Pursuant to NYSE Arca Equities Rule 1.1(d), the term "Approved Person" shall refer to a person who is not an ETP Holder, nor an employee or an Allied Person of an ETP Holder, and who: (1) is a director of an ETP Holder, or (2) controls an ETP Holder, or (3) beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an ETP holder, or (4) has contributed 5% or more of the partnership capital; and who has been approved by the Corporation as an Approved Person.

[8] NYSE Arca Equities Rule 6.18(b)(2) refers to the designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the Associated Persons of the ETP Holder. Pursuant to NYSE Arca Equities Rule 1.1(f), the term "Associated Person" shall refer to a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

SECTION 5 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), NYSE Arca, Inc. ("NYSE Arca") may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an ETP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ______________________________ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Arca shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant Broker-Dealer's application for trading privileges, but that NYSE Arca will also perform a complete background check of Applicant Broker-Dealer, and such trading privileges may be immediately revoked by NYSE Arca depending on the results of such background check. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to NYSE Arca any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

______________________________ ______________________________

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor

Date

______________________________ ______________________________

Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor

Title

SECTION 6 – SUPERVISION

Each ETP Holder must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in NYSE Arca Equities Rule 1.1(g). ETP Holders must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

Name and Title of Person responsible for maintaining WSPs: ______________________________

NYSE Arca Equities Rules state:

(a) Adherence to Law – No Equity Trading Permit Holder or Associated Person of an Equity Trading Permit Holder may engage in conduct in violation of the federal securities laws, the Constitution or the Rules of the Exchange. Every Equity Trading Permit Holder must supervise persons associated with the Equity Trading Permit Holder as to assure compliance therewith.

(b) Supervisory System – Each Equity Trading Permit Holder for whom NYSE Arca is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca Equities Rules. Final responsibility for proper supervision will rest with the Equity Trading Permit Holder. The Equity Trading Permit Holder's supervisory system must provide, at a minimum, for the following:

  (1) The establishment and maintenance of written procedures as required by paragraph (c) of this Rule.
  (2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the Equity Trading Permit Holder.
  (3) The Equity Trading Permit Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.
  (4) Each Equity Trading Permit Holder must designate and specifically identify to NYSE Arca one or more persons who will be responsible for such supervision.

(c) Written Procedures – Each Equity Trading Permit Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with NYSE Arca Equities Rules.

Pursuant to this rule, WSPs should describe the following:

- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an ETP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:

- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL EQUITY TRADING PERMIT HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 7 – CLEARING LETTER OF CONSENT

Notice of Consent – To be completed by Clearing ETP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE Arca, LLC, a facility of NYSE Arca.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

______________________________	______________________________
Applicant Broker-Dealer	CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Equities Rules and may be relied upon by NYSE Arca Equities, NYSE Arca, Inc., the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Equities Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

____
Clearing ETP Holder (Broker-Dealer Name)

____
Clearing ETP Holder (NSCC Clearing #)

______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member of Clearing ETP Holder	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ETP Holder
______________________________	______________________________
Print Name / Title	Print Name / Title
______________________________	______________________________
Date	Date

NYSE Arca Equities, Inc.

Contracts

SECTION 8 - NYSE Arca℠ USER AGREEMENT

This User Agreement, with an Effective Date as of the date executed by NYSE Arca, LLC. ("NYSE Arca"), is made between NYSE Arca, a Delaware corporation, with its principal offices located at 353 N. Clark St., 31st Floor, Chicago, IL 60654 and the User, as identified below. NYSE Arca operates an exchange trading platform of its affiliate, NYSE Arca Equities, Inc., for securities (the "Platform") under the oversight of NYSE Arca, Inc., a self-regulatory organization (NYSE Arca, NYSE Arca Equities, Inc. and NYSE Arca, Inc., collectively the "NYSE Parties"). NYSE Arca shall provide User with access to the Platform pursuant to the terms of this User Agreement. Use of the Platform is governed by the Rules and this User Agreement.

User: ______________________________

Business Address: ______________________________

Corporate Form: ______________________________

State of Incorporation: ______________________________

Telephone: ____________________ Primary Contact: ____________________

Fax: ____________________ Email: ____________________

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Permit" means an Equity Trading Permit issues by NYSE Arca Equities for effecting approved securities transactions on the Platform.

(c) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(d) "Information" has the meaning set forth in subsection 6(a).

(e) "Rules" means the NYSE Parties' operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(f) "User" means the entity, other than NYSE Arca, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE Arca grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform.

(b) Restrictions on Use; Security. User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer or agent. User accepts full responsibility for its employee's, customers' and agent's use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. User grants to NYSE Arca a perpetual, non-exclusive, world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents. User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE Arca to perform all of its obligations under this User Agreement and that may be required for User's and NYSE Arca's use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE Arca: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will note violate any applicable law, regulation or the Rules.

Notwithstanding the rest of subsection 2(c), unless otherwise required by law, regulation or governmental authority, Rules or as otherwise agreed to by User, NYSE Arca shall not make information and data supplied by User available outside of the Intercontinental Exchange, Inc. ("ICE") group of companies (other than to their directors or professional advisors pursuant to a non-disclosure agreement) in a manner that would reasonably be expected to directly or indirectly identify User as the source of that information or data.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

3. Compliance

(a) Compliance with the Rules and Law. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will only use the Platform in compliance with the Rules; (iii) it is and will remain responsible for its use of the Platform and the use of the Platform by any of its employees, customers and agents; (iv) it will maintain and keep current a list of all Authorized Traders who may obtain access the Platform on behalf of the User; and (v) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform. User represents and warrants that it will comply with all applicable laws and regulations.

(b) Monitoring. The NYSE Parties may monitor the User's use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold the NYSE Parties and their respective affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, arising from or as a result of User's breach of its obligations under this User Agreement or otherwise from its use of the Platform. The NYSE Parties may participate, at their own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of the NYSE Parties, enter into any settlement agreement: 1) on terms that would diminish the rights provided to the NYSE Parties or increase the obligations assumed by the NYSE Parties under this User Agreement, and 2) which does not include an unconditional release of the NYSE Parties by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE Arca to continue or support any aspect of the Platform in its current form or previous forms. NYSE Arca may from time to time make additions, deletions or modifications to the Platform. NYSE Arca may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE Arca may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time if so instructed by any of the NYSE Parties.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE Arca or its licensors. User shall attribute the source as appropriate under all circumstances.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform incorporate confidential and proprietary information developed, acquired by or licensed to NYSE Arca, including confidential information of the NYSE Parties or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). The receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE Arca. User consents to NYSE Arca disclosing: (i) Information in accordance with its regulatory obligations, and (ii) to the NYSE Parties, ICE, and any affiliates of the NYSE Parties or ICE.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(e) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other govemmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

7. Disclaimer of Warranty

THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM BY THE NYSE PARTIES OR THEIR LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY THE NYSE PARTIES OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE ARCA IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE ARCA IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRASACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. THE NYSE PARTIES AND THEIR AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM OR ITS USE. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

THE NYSE PARTIES AND THEIR AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM THE PERFORMANCE OF THEIR OBLIGATIONS UNDER THIS USER AGREEMENT, WHETHER LIABILITY IS BASED ON BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

SECTION 8 - NYSE Arca℠ USER AGREEMENT (CONTINUED)

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE Arca may terminate this User Agreement immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE Arca determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE Arca determines that continued provision of access will contravene any local, state, federal or international law or regulation, (v) NYSE Arca is notified that User is no longer a Permit Holder in good standing with NYSE Arca Equities or otherwise is no longer authorized to access the Platform, or (vi) termination of, expiration of or suspension of services under User's Common Access Point ("CAP") Agreement or Connectivity Questionnaire, as applicable. Either party may terminate this User Agreement for convenience upon thirty (30) days' written notice to the other party. Upon the termination of this User Agreement for any reason, all rights granted to User under this User Agreement cease. The provisions of Sections and subsections 2(c), 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement does not relieve User of any obligations incurred through its use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement or any of its rights or obligations under this User Agreement without NYSE Arca's prior approval. NYSE Arca may assign or transfer this User Agreement or any of its rights or obligations under this User Agreement to a related or unrelated party upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE Arca's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE Arca at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with the Rules, all agreements required by the Rules and all other agreements entered into related to User's access or use of the Platform constitute the entire agreement between the parties with respect to use of the Platform.

(b) This User Agreement is governed by and construed under the laws of the State of New York, without regard to choice of law principles. All controversies or claims that are subject to arbitration under the Rules must be submitted to arbitration in New York, New York pursuant to the applicable Rules. This requirement for arbitration does not prevent NYSE Arca for any reason or either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction. If the Rules do not require arbitration for a controversy or claim, then the parties agree that the controversy or claim arising out of or relating to this User Agreement or the breach of this User Agreement must be tried in a court of competent jurisdiction in the State and County of New York, and the parties consent to the exclusive personal jurisdiction of these courts. Nothing in this section 13(b) limits the right of NYSE Arca to commence proceedings against a non-U.S. User in any other court of competent jurisdiction in which the non-U.S. User is located. User may not bring an action arising out of this User Agreement or any claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(c) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(d) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

SECTION 8 - NYSE Arca℠ USER AGREEMENT (CONTINUED)

(e) From time to time, NYSE Arca may use or refer to User in advertising, publicity, promotional, marketing or other materials, media or activities, and User grants NYSE Arca a limited license to use User's name, trade name, trademark, service mark, log and any other designation in connection with this use.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) The NYSE Parties are third party beneficiaries of this User Agreement and are entitled to receive the rights of NYSE Arca and enforce the provisions of this User Agreement against the User or any other person, to the same extent as if the NYSE Parties had been a signatory to this User Agreement. Notwithstanding the rest of this subsection 13(h), nothing in this User Agreement will impose directly upon the NYSE Parties any of the obligations of NYSE Arca set forth in this User Agreement.

(i) NYSE Arca may, in its sole discretion, amend any provision of this User Agreement by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE Arca. The User expressly agrees that this provision is a condition of the User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE Arca at all times.

(j) NYSE Arca may further amend the provisions of this Agreement by notice. The amendment to this User Agreement contained within this notice will be effective one (1) month subsequent to receipt of the notice by the User, unless the User raises a substantive objection to the amendment before the effective date of the amendment. If the User raises a subsequent objection prior to the effective date of the amendment, then NYSE Arca may suspend the User's access to the Platform from the effective date of the amendment until the time that the User has confirmed its acceptance of the relevant amendment in writing to NYSE Arca. In the event that the User has not signified its acceptance of the amendment in writing to NYSE Arca by the date six (6) months subsequent to the effective date of the amendment, then NYSE Arca reserves the right to terminate this User Agreement on one (1) month's notice to the User.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE Arca to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE Arca to User in connection with this Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by any of the NYSE Parties or an affiliate of any of the NYSE Parties of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

SECTION 8 - NYSE Arca℠ USER AGREEMENT (CONTINUED)

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:		**Accepted on behalf of NYSE Arca, Inc.:**	
______________________ (Print Company Name)			
By (Signature):	______________________	By (Signature):	______________________
Name:	______________________	Name:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________

With Notices To:

User Name:	______________________	NYSE Arca, Inc.
Contact Name:	______________________	Attention: Client Relationship Services
Address:	______________________	353 N. Clark St., 31st Floor
City, State, Zip:	______________________	Chicago, IL 60654

SECTION 9 - ARCHIPELAGO SECURITIES™ ROUTING AGREEMENT

Provided that User is an ETP Holder of NYSE Arca Equities and subject to a valid, ongoing User Agreement with NYSE Arca, LLC; Archipelago Securities, LLC (hereinafter "Archipelago Securities"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this Routing Agreement and any applicable rules and interpretations of NYSE Arca Equities Rules. Whereas Archipelago Securities provides certain order routing services for NYSE Arca Equities, and User desires to use the order routing facilities of NYSE Arca Equities and NYSE Arca, for good and valuable consideration, User and Archipelago Securities agree as follows:

1. ROUTING SERVICES.
Archipelago Securities, a wholly owned subsidiary of Archipelago Holdings, Inc., agrees to act as agent of the User for routing orders entered into NYSE Arca to the applicable market centers or broker-dealers for execution, whenever such routing is required in accordance with NYSE Arca Equities Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of NYSE Arca Equities Rules.

2. ORDERS NOT ELIGIBLE FOR ROUTING SERVICES.

User agrees that Archipelago Securities will not execute any orders that are not eligible for order routing in accordance with NYSE Arca Equities Rules. For example, NYSE Arca Equities Rules may provide that if a User has indicated that an order must not be routed to another market center for execution (*i.e.*, by designating an order as a fill-or-return or fill-or-return plus order), the order will not be eligible for routing services provided by Archipelago Securities.

3. CANCELLATION; MODIFICATION OF ORDERS.

User agrees that any requests regarding cancellation or modification of orders shall be subject to NYSE Arca Equities Rules. User understands that such rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside NYSE Arca will be processed by Archipelago Securities, subject to the applicable trading rules of the relevant market center.

4. TRANSMISSION OF ORDER INSTRUCTIONS.

User agrees that all orders on its behalf must be transmitted to Archipelago Securities through NYSE Arca. User agrees that NYSE Arca is its exclusive mechanism for purposes of transmitting orders on its behalf to Archipelago Securities and for receiving notice regarding such orders. Archipelago Securities shall be entitled to rely upon and act in accordance with any order instructions received from NYSE Arca on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this agreement shall be reported by Archipelago Securities to NYSE Arca. The User shall be notified of such executions through NYSE Arca.

5. CLEARANCE AND SETTLEMENT.

User agrees that all transactions executed on its behalf shall be processed in accordance with NYSE Arca Equities Rules. If User is an ETP Holder, User agrees that orders executed or its behalf by Archipelago Securities shall be automatically processed by NYSE Arca for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by Archipelago Securities shall be cleared and settled, using the relevant Sponsoring ETP Holder's mnemonic (or its clearing firm's mnemonic as applicable).

6. TERM OF AGREEMENT.
This Routing Agreement will be effective as of the Effective Date and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. Archipelago Securities may terminate this Routing Agreement immediately if (i) the User is in breach of this Routing Agreement for any reason, (ii) any representations made by the User in connection with this Agreement or the User Agreement are or become false or misleading or (iii) User is no longer a ETP Holder or Sponsored Participant of NYSE Arca Equities or otherwise authorized to access NYSE Arca. Upon the termination of this Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The provisions of Paragraphs 7, 8, 9 and 10 will survive the termination or expiration of this Routing Agreement for any reason. In no event will termination of this Routing Agreement relieve User of any obligations incurred through its use of NYSE Arca.

SECTION 9 - ARCHIPELAGO SECURITIES™ ROUTING AGREEMENT (CONTINUED)

7. INDEMNITY.
User agrees to indemnify, defend and hold Archipelago Securities harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Agreement or otherwise from its use of the Archipelago Securities routing services.

8. DISCLAIMER OF WARRANTY.
ROUTING SERVICES ARE PROVIDED "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY ARCHIPELAGO SECURITIES, NYSE Arca EQUITIES OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

9. NO LIABILITY FOR TRADES.
USER UNDERSTANDS AND AGREES THAT (I) ARCHIPELAGO SECURITIES IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF NYSE Arca TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. NEITHER ARCHIPELAGO SECURITIES, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF ARCHIPELAGO SECURITIES TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, NYSE Arca WILL BE ABSORBED BY THE USER OR THE ETP HOLDER SPONSORING THE USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO NYSE Arca. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION WILL SUPERCEDE SUCH OTHER SECTION.

10. NO CONSEQUENTIAL DAMAGES. UNDER NO CIRCUMSTANCES WILL ARCHIPELAGO SECURITIES, NYSE Arca EQUITIES OR ITS OR THEIR AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF ARCHIPELAGO SECURITIES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

11. ASSIGNMENT.
User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without Archipelago Securities' prior approval, which will not be unreasonably withheld. Archipelago Securities may assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

12. FORCE MAJEURE.
Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither Archipelago Securities nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

SECTION 9 - ARCHIPELAGO SECURITIES™ ROUTING AGREEMENT (CONTINUED)

13. MISCELLANEOUS.

All notices or approvals required or permitted under this Routing Agreement must be given in writing to the address specified above. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party, provided that this agreement shall at all times be interpreted to effect the rules and interpretations of NYSE Arca Equities, as applicable. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. All disputes, claims or controversies between the parties hereto will be submitted to arbitration in New York, New York. This Routing Agreement, together with the applicable NYSE Arca Equities Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Archipelago Securities and User with respect to its subject matter and supersedes all prior writings or understandings.

Execution of this Agreement by an ETP Holder may be effected by initialing the User Agreement for NYSE Arca or, alternatively, by signing in the space provided below:

Accepted on behalf of ETP Holder:

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________________________

SECTION 10 – INDIVIDUAL REGISTRATION

Provide the information requested below for each of the requested individuals associated with the Applicant Broker-Dealer. Pursuant to NYSE Arca Equities Rule 6.18, all applicants must designate a Series 24 licensed principal. Applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to NYSE Arca Equities Rules 4.5 Additionally, Authorized Traders for whom NYSE Arca will be the DEA are required to have successfully passed the Series 7 examination, pursuant to NYSE Arca Equities Rule 2.4. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to Web CRD® for review by NYSE Arca.

For individuals required to be disclosed below who do not have required information available on Web CRD®, the Applicant may be required to submit an investigation fee of $125 per individual

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

AUTHORIZED TRADER

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

AUTHORIZED TRADER

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

AUTHORIZED TRADER

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

AUTHORIZED TRADER

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Additional Authorized Traders are submitted in a separate document attached hereto

SECTION 10 (CONTINUED) - KEY PERSONNEL
Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Head of Clearing

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Head of Connectivity

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Head of Trading

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

NYSE Arca Equities, Inc.

DEA Application Requirements

SECTION 11- DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Arca along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ____

SEC #. ____________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Arca Equities Rule 1.1(f)) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Arca Equities Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.
It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Arca Equities Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.
It is also understood that it may be a violation of NYSE Arca Equities Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.
Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.
The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.
Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Arca), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Arca Equities Rule 6.3

Accepted on behalf of ETP Holder:

______________________________________	______________________
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
______________________________________	______________________
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Title

OTP HOLDER REQUEST FOR OFF-FLOOR TRANSFER OF POSITIONS

OTP Holder______________________________ **CRD#**____________________

Pursuant to NYSE Arca Rule 6.78(d), the OTP Holder identified above intends to transfer certain securities positions from one trading account to another account in a manner other than trading on the floor of a national securities exchange. The OTP Holder hereby requests the NYSE Arca approval to transfer securities positions off the floor of the Exchange from one account to another as follows:

Proposed Transfer Date:	
Briefly explain the purpose of this Position Transfer:	
Option or Stock Symbols of the positions to be transferred:	

The accounts and OTP Holders owning and controlling the accounts involved in this position transfer include:

Positions will be transferred From Account #	
Owned/Controlled by: (Name of OTP Holder)	
Positions will be transferred To Account #	
Owned/Controlled by: (Name of OTP Holder)	

The net effect on **open interest** as a result of this transfer in securities positions will be:

☐ No effect on open interest	Approximately ______ % effect on open interest

If all ownership and control of the transferred positions will be relinquished to a person or entity that is not a registered OTP Holder or OTP Firm, this form may not be used.

The undersigned hereby represents that the information contained herein is true, correct and complete.

______________________________ ______________________________

Print Name of Authorized Person Title

______________________________ ______________________________

Signature Date

Submit scan and return this form to: - Client Relationship services at crs@nyse.com

Approved by: ______________________________ on ____________________

____

NYSE Arca Options - Designated Give-up Notification Form

1. OTP Firm Information

OTP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced OTP Firm requests NYSE Arca Options to enable (or disable) give-ups for the following Clearing Members (***NOTE***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐

OTP Holder represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and NYSE Arca Rule 6.15.

OTP Holder represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with NYSE Arca.

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email CRS@nyse.com.

Revised August 2015

NYSE Arca Options

TERMINATION OF FLOOR BROKER

To: NYSE Arca Client Relationship Services Department

From: ______________________________
OTP Member Firm

Re: ______________________________
Floor Broker Name Acronym(s)

Date of termination: ______________________________(Close of Business)

☐ Temporary Termination (1-120 days)
– Date of Return: ______________________________

☐ Permanent Termination

____
Authorized Signature of OTP Firm Date

Checklist for Terminating an OTP Floor Broker

1. OTP holders must notify the Exchange no later than one (1) business day in advance of the proposed termination date.
2. Temporary terminations cannot exceed 180 days.
3. OTP holders must return Floor Badge and Handheld to Arca Floor Staff
4. In conjunction with a permanent termination, a Form U-5 for the "FB" registration category should be submitted on WebCRD within ten (10) business days of termination.
5. Individuals who are registered and wish to remain registered in the NYSE Arca Interim Member Floor Broker Program should not submit this form or the Form U-5. **For more information about the NYSE Arca Interim Member Floor Broker Program, please contact Client Relationship Services via email at crs@nyse.com.*